Exhibit 99.1

Claude Resources Inc.

Annual Information Form

March 25, 2011

Table of Contents

Claude Resources Inc.  (“Claude” or the “Company”)
Annual Information Form - March 25, 2011

		Page
Statement Regarding Forward-Looking Information		4

Technical Information		4

Metric Equivalents		4

Glossary of Terms		6

Item 1: Corporate Structure
1.1	Name, Address and Incorporation	11
1.2	Subsidiary Corporations	11

Item 2: General Development of the Business
2.1	Recent History	11

Item 3: Description of the Company’s Business
3.1	General	13
3.2	Risk Factors	14
3.3	Mineral Properties	19

Item 4: Dividends
4.1	Dividends	49

Item 5: Description of Capital Structure
5.1	General Description of Capital Structure	49

Item 6: Market for Securities
6.1	Trading Price and Volume	49

Item 7: Directors and Officers
7.1	Name, Occupation and Security Holdings	51

Item 8: Transfer Agent and Registrar
8.1	Transfer Agent and Registrar	52

Item 9: Material Contracts
9.1	Material Contracts	52

Item 10: Interests of Experts
10.1	Names of Experts	52
10.2	Interests of Experts	53

Item 11: Audit Committee
11.1	Audit Committee Charter	53
11.2	Composition of Audit Committee	53
11.3	Relevant Education and Experience	53
11.4	Pre-Approval Policies and Procedures	53
11.5	External Audit Service Fees	54

Item 12: Additional Information		54

APPENDIX A Charter of the Audit Committee		54

Claude Resources Inc. – 2010 Annual Information Form

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.  All forward-looking statements are based on several assumptions, certain of which appear proximate to the applicable forward-looking statements herein, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold, possible variations in ore reserves, grade or recovery rates; mine development and opening risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; as well as those factors discussed in the section entitled “Risk Factors” in this annual information form.  Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements in this annual information form are as of March 25, 2011.  The forward-looking statements contained in this annual information form are made as of the date of this annual information form and, accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment.  Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

TECHNICAL INFORMATION

The disclosure in this annual information form of a scientific or technical nature for the Company's material properties is based on technical reports prepared for those properties in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators and other information that has been prepared by or under the supervision of Qualified Persons under NI 43-101 and included in this annual information form with the consent of such persons.

Other information has been prepared and included in this annual information form following review and verification by Philip Ng, B.ENG, M.ENG, P.ENG, VP Mining Operations and Brian Skanderbeg, P.GEO, VP Exploration, both
Qualified Persons within the meaning of NI 43-101.

The technical reports described herein have been filed on SEDAR and can be reviewed at www.sedar.com.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply metric unit by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Claude Resources Inc. – 2010 Annual Information Form

GLOSSARY OF TERMS

Actinolite - a bright green or grayish green monoclinic mineral of the amphibole group.

Alteration - any change in the mineral composition of a rock brought about by physical or chemical means.

Amphibolite - a metamorphic rock that may have originated as a basalt lava flow or mafic dike/sill.

Anticline - a fold, generally convex upward, whose core contains the older rocks.

Arsenopyrite - the most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver, and gold.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie: silver) contained within a sample.  Technique usually involves firing/smelting.

Biotite - a widely distributed and important rock-forming mineral of the mica group.

Boudinage - a structure common in strongly deformed sedimentary and metamorphic rocks, in which an original continuous competent layer or bed has been stretched, thinned and broken at regular intervals into bodies resembling boudins or sausages.

Brecciated - broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample - a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Carbon-in-pulp - a method of recovering gold and silver from pregnant cyanide solutions by absorbing the precious metals within the solution onto granules of activated carbon.

Care and Maintenance Basis - in reference to mining means the indefinite suspension of all operations except those services and personnel necessary to insure the safeguarding of mining property and assets against controllable acts.

Carried Interest - the Company's working interest share of capital and operating costs are paid by another party for a specified period of time or until a specific event occurs.

Chalcopyrite - a sulphide mineral of copper and iron.

Chorite - a group of platy, monoclinic, usually greenish minerals.

Chloritic alteration - the replacement by, conversion into, or introduction of chlorite into a rock.

Clastic - fragments of minerals and rocks that have been moved individually from their places of origin.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut - a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

Crown - Her Majesty the Queen in right of Saskatchewan as represented by the Saskatchewan Ministry of Energy and Resources.

Cut-off Grade - the lowest grade of mineralized material that qualifies as a reserve in a deposit (ie: contributing material of the lowest assay that is included in a reserve estimate).

Claude Resources Inc. – 2010 Annual Information Form

Diamond Drilling - a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip - the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Disposition - rights granted by the Crown under a permit, claim or lease.

Dore - the final saleable product from a gold mine.

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Electrowinning - the process of recovering metal from solution by electrolysis.

Exploration - work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Face - the end of a drift, crosscut or stope in which work is taking place.

Facies - the character and composition of sedimentary deposits.

Fault - a fracture or break in rock along which there has been movement.

Feasibility Study - a definitive study of the viability of a mineral project by a Qualified Person that defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs, and (4) all requirements of government and markets for mine operation. This study must include a definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

Feldspathic arenite - a sandstone containing abundant quartz, less than ten percent argillaceous matrix and ten to 25 percent feldspar.

Felsic - an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and/or sodium rich aluminosilicated minerals.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture - a break or crack in rock.

Gabbro - a dark-coloured, plutonic rock with quartz between 0 and 5 percent and feldspar greater than 90 percent.

Garnet - a brittle, transparent mineral with a vitreous luster.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Gneiss - a layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Grade - the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granitoid - a light-coloured, plutonic rock with quartz between 20 and 60 percent.

Claude Resources Inc. – 2010 Annual Information Form

Gross - in reference to land or wells means a 100 percent interest. When referring to the Company’s natural gas, crude oil, and natural gas liquids production, it means total projected production or reserves from the property.

Head Grade - the average grade of ore fed into a mill.

Hydrothermal - the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous - a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource - is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

ITA - Income Tax Act (Canada).

Lens - a body of ore that is thick in the middle and tapers towards the ends.

Lithostructural - an assemblage of rocks that is unified on the basis of structural and lithological features.

LT - long tons.

Mafic - igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

Mesothermal - a hydrothermal mineral deposit formed at considerable depth and in the temperature range of 200 to 300 degrees C (Celsius).

Measured Mineral Resource - in reference to minerals, means a quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and (or) quality are computed from the results of detailed sampling.  The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of the resource are well established.

Metamorphosed Rocks - rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.

Metallurgy - the study of the extractive processes which produce minerals from their host rocks.

Mineral - a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization - a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve - the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Claude Resources Inc. – 2010 Annual Information Form

Mineral Resource - a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Muck - ore or rock that has been broken by blasting.

Muskeg - a thick deposit of decayed vegetable matter forming swampy areas.

Net Smelter Return Royalty/ NSR Royalty - a phrase used to describe a royalty payment made by a producer of metals based on a percentage of gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Pillar - a block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

Prefeasibility Study - a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined.  This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve - the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve - the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp - a mixture of ground ore and water.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - a bronze-colored, often magnetic iron sulphide mineral.

Qualified Person - an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Refractory - ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to affect the full recovery of the valuable minerals.

Resource - a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geological evidence.

Claude Resources Inc. – 2010 Annual Information Form

Sericite - a fine-grained potassium mica found in various metamorphic rocks.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Shrinkage Stoping - any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Silification - the insitu alteration of a rock, which involves an increase in the proportion of silica minerals.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity - the ratio between the weight of a unit volume of a substance and that of water.

Splay - one of a series of divergent small faults or fractures at the extremities of a major fault.

STB - stock tank barrels equals 34.972 Imperial gallons or 42 U.S. gallons.

Stope - an underground excavation from which ore has been extracted, either above or below a level.  Access to stopes is usually by way of adjacent raises.

Stratigraphy - the sequence of bedded rocks in a particular area.

Tonne - a metric ton or 2,204 pounds.

Tourmaline - a complex, crystalized silicate containing boron.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Vein - a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste - barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Waterflood - a method of secondary recovery in which water is injected into an oil reservoir to force additional oil out of the reservoir rock and into the well bore of producing wells.

Working interest or WI - means the interest held by Claude in property or wells. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens.  The working interest percentage is expressed before royalty interests.

Claude Resources Inc. – 2010 Annual Information Form

Item 1  Corporate Structure

1.1   Name, Address and Incorporation

Claude Resources Inc. (“Claude” or the “Company”) amalgamated, effective January 1, 2000, with its then subsidiaries Madsen Gold Corp. and 3377474 Canada Inc.  The amalgamated Company carries on business under the name Claude Resources Inc. and is governed by the Canada Business Corporations Act.

The registered office of the Company is located at 1500, 410 - 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6.  Its principal executive office is located at 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, Telephone: (306) 668-7505, Facsimile:  (306) 668-7500, email:  clauderesources@clauderesources.com,  website:  www.clauderesources.com.

1.2	Subsidiary Corporations

Claude has two wholly-owned subsidiary corporations: 4158849 Canada Ltd. and Madsen Gold Corporation, both Canada federal corporations. References herein to the “Company” or “Claude” include the Company and its subsidiaries, unless otherwise indicated or the context otherwise requires.

Item 2   General Development of the Business

2.1	Recent History

Recent developments in the Company’s business over the last three completed fiscal years were as follows:

2010:           In April 2010, the Santoy 8 Gold Project received Ministerial approval and the operating permits necessary to advance it to production.  Over the life of mine plan for the Seabee Operation, the Company anticipates the Santoy 8 Project to provide up to 50 percent of the overall feedstock to the Seabee central milling facility.  The Company anticipates this contribution to be a positive catalyst in improving production and lowering unit operating costs.  Development of the ore body continued throughout 2010 with a  commercial production decision expected in the first quarter of 2011.

Also in April, the Company announced the finalization of a 65:35 Joint Venture Agreement with St. Eugene Mining Corporation on the Amisk Gold Project.  Claude is the operator of the Joint Venture and in 2010 initiated a $2.1 million exploration program on the property.  Highlights from the 2010 winter drill program include:

•	161.86 metres at 1.29 grams of gold and 8.0 grams of silver per tonne; and
•	86.70 metres at 1.03 grams of gold and 6.0 grams of silver per tonne.

Based on the success of the winter drill program, the Joint Venture initiated sampling of over 22,000 metres of historic core.  Highlights from the historic core sampling include:

•	241.00 metres of 2.16 grams of gold and 18.9 grams of silver per tonne; and
•	173.12 metres at 2.29 grams of gold and 14.1 grams of silver per tonne.

The Joint Venture also approved and completed a 3,300 metre fall drill program that expanded the strike and dip extensions of the Amisk Gold Deposit.

Combined with results from the summer historic core sampling program, 2010 drilling has expanded the mineralized system to a strike length of 500 metres, width of 400 metres and depths of 400 metres.  On February 17, 2011, Claude completed a NI 43-101 compliant resource calculation which included results of all drilling to date, inclusive of historic core.  The independent mineral resource statement was released in the first quarter of 2011 and outlined an Indicated Resource of 921,000 ounces of 0.95 grams of gold equivalent (“Au Eq”) per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Claude Resources Inc. – 2010 Annual Information Form

During the fourth quarter dewatering of the Madsen mine shaft continued with work crews gaining access to the 16th level.  Phase II deep drilling will initiate early in the second quarter.  The Company plans on drilling approximately 19,000 metres from the 16th level targeting the highgrade 8 zone.  Two drills will target the up and down dip and along strike of the 8 zone.

During the third quarter, Claude completed the sale of its Nipisi property and the related petroleum and natural gas interests for gross proceeds of $6.2 million.  Concurrent with the completion of the sale of this non-core asset, the Company announced an offer to repay its 12 percent senior secured debenture.  This offer to repay expired on January 5, 2011 with $0.1 million of the $9.8 million in outstanding debentures redeemed.

During the year, Claude completed approximately 53,000 metres of underground diamond drilling from Santoy 8 and underground operations at Seabee Deep.  Drill intercepts continue to define higher grade ore shoots out of the 2b and 2c zones at depth and along strike.  Highlights from the drill program at Seabee Deep include:

•	46.06 grams of gold per tonne (uncut) over 4.3 metres true width (hole U10-631);
•	15.90 grams of gold per tonne (uncut) over 6.3 metres true width (hole U10-629);
•	39.27 grams of gold per tonne (uncut) over 2.1 metres true width (hole U10-632); and
•	30.63 grams of gold per tonne (uncut) over 2.0 metres true width (hole U10-627).

These drill intercepts from the core of Seabee deep continue to represent a near term opportunity to enhance production grades and improve operating margins at the Seabee Operation.

2009:  In December 2009, following twenty months of compilation of historic data, SRK Consulting (Canada) Inc. (“SRK”) finalized a NI 43-101 mineral resource evaluation for the Madsen Gold Mine.  The evaluation outlined Indicated Resources of 928,000 ounces of gold at 8.93 grams per tonne and Inferred Resources of 297,000 ounces of gold at 11.74 grams per tonne. The NI 43-101 Technical Report was filed on January 20, 2010.

At the Madsen Property in Red Lake, Ontario, results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet (1) below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. Historic high grade drill results were verified  with the return of 25.77 grams of gold per tonne over 7.90 metres and 127.12 grams of gold per tonne over 0.75 metres.  Step out drilling to the east and west confirmed the development of favourable 8 Zone structure and stratigraphy.

(1) Historically, Madsen results have been reported in ounces per ton and feet (imperial).

During the fourth quarter the bulk sample program at Porky West was completed with 33,068 tonnes of ore at a grade of 3.34 grams of gold per tonne being processed.  Based on its low grade nature the Company will re-evaluate the economics of the Porky West deposit.

The Santoy 8 power line project, which ties the property to the provincial power grid, was completed during 2009.  Portal construction and surface infrastructure for the planned development of the Santoy 8 deposit were also initiated in late 2009.  The Company has completed the environmental studies and anticipates permits required for commercial mining of the Santoy 8 and 8E deposits in 2010.

During the second quarter of 2009, Claude completed its offer to purchase a portion of the outstanding 12 percent senior secured debentures of the Company.  A total of $8.3 million of the debentures were purchased representing approximately 46 percent.

2008: At the Madsen Property in the Red Lake, Ontario camp, 47,210 metres of surface drilling focused on testing two advanced targets and four grassroots targets. In December 2008, the Company reached an important milestone with the commencement of its directionally-assisted underground drill program from the 10th level of the Madsen Mine shaft.  Phase 1 of the underground program targeted the 8 Zone system with 12,000 metres of drilling forecast.

Claude Resources Inc. – 2010 Annual Information Form

Exploration on the Seabee Property focused on permitting and developing satellite ore bodies to be used as supplemental feed for the Seabee mill.  A 35,000 tonne bulk sample permit was obtained for the Porky West deposit in June 2008.  During 2008, 5,781 tonnes at a grade of 3.59 grams per tonne were processed from Porky West.  The bulk sampling program at Porky West was temporarily suspended until spring 2009 due to normal winter freeze up.

In June 2008, the Company released the results of a NI 43-101 compliant Inferred and Indicated Mineral Resource estimate at the Santoy 8 deposits. The upgrading of the resource model is the Company's first step in the transition from exploration through bulk sampling to commercial production at the Santoy 8 deposits.  Claude believes that the Santoy 8 deposits represent a significant opportunity to expand the Seabee Mining Operation and the Company is currently completing environmental studies in preparation for mining of the Santoy 8 and 8E deposits in 2010.

To help fund the 2008 exploration program at the Madsen Property (including the dewatering of the Madsen Mine shaft) and to address ongoing equipment and infrastructure upgrades at the Seabee Properties, the Company completed a debenture financing for gross proceeds of $18.1 million.  The debentures feature a 12 percent interest rate and five year term with monthly interest only payments.  Debenture holders also received warrants in the amount of 10 percent of the debenture purchase.  Each warrant entitles the holder to acquire one common share at an exercise price of $1.60 per common share for a period of five years from the date of closing.

During the second quarter of 2008, the Company eliminated the 70 percent overriding royalty on its Alberta oil and natural gas assets in exchange for one-third of the Company’s working interest in those same assets.

During the fourth quarter of 2008, Claude sold its working interests in the Edson Gas Unit No. 1 and the Edson Gas Plant for gross proceeds of $11.2 million.  Proceeds on the disposition will be used to ensure continued funding of the Madsen Property and finance production expansion at the Seabee mining operation. The Edson Gas Unit represented the majority of the Company’s historic natural gas sales.

Item 3  Description of the Company’s Business

3.1      General

The Company is engaged in the acquisition, exploration, and development of precious metal properties and the production and marketing of minerals. The majority of Claude's mineral properties are located in northern Saskatchewan and northwestern Ontario.

The Company’s mineral property portfolio includes the Seabee Property, a producing gold mine and exploration properties located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of La Ronge, Saskatchewan, This operation has been in production since December 1991, producing 928,767 ounces of gold to December 31, 2010. In 2010, gold production was 47,269 ounces.  In 2009, gold production from the mine was 46,827 ounces compared to 45,466 ounces in 2008.

The Company also holds a portfolio of exploration properties in Canada, most of which are located in the provinces of Saskatchewan and Ontario.  The Madsen Properties comprise six contiguous claim blocks totaling approximately 10,000 acres (4,000 hectares) located in the Red Lake Mining District of northwestern Ontario.  The Amisk Gold Property is located in the province of Saskatchewan, 20 kilometres southwest of Flin Flon, Manitoba.  On the Amisk Gold Property, Claude is the operator of the 65:35 Joint Venture with St. Eugene Mining Corporation.  The Joint Venture Agreement covers an area of 13,500 hectares.

A detailed description of the Seabee Property and the Company’s other mineral properties is found under “3.3 Mineral Properties”.

Operations, although affected by weather, are not seasonal as gold is produced year round. Gold is a commodity for which there is an active market and is not differentiated from the products of competitors. Therefore, the Company conducts no special marketing and its revenue is largely determined by prevailing market prices.

Claude Resources Inc. – 2010 Annual Information Form

The Company is not dependent upon any patents, licenses or new manufacturing processes, nor is it dependent upon any financial contracts other than those entered into in the ordinary course of its business.

A statement regarding the Company’s competitive position is disclosed in “3.2 Risk Factors”, under “Industry Competition may Hinder Corporate Growth”.

3.2	Risk Factors

An investment in the common shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral deposit properties. In addition to the other information contained in the Company’s 2010 annual report, the following risk factors should be considered in evaluating the Company.

The Company is Involved in the Resource Industry which has Certain Inherent Exploration and Operating Risks

The level of profitability of the Company in future years will depend mainly on gold prices, the cost of production at the Seabee Operation and whether any of the Company’s exploration stage properties can be brought into production. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate.  It is impossible to ensure that the current and future exploration programs on the Company’s mineral properties will establish reserves.  Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and which have been highly volatile in the past, mining costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations.  The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee Operation, to become unprofitable.  The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding.  The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in commodity markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, allowable production, importing and exporting of minerals and environmental protection.

Persistent Low Gold Prices Could Cause Mine Operations to be Suspended or Shutdown and Negatively Affect the Company’s Profitability

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals.  Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production.  The price of gold has fluctuated in recent years.  During the year ended December 31, 2010, the market price per ounce for gold ranged from a low of U.S. $1,058 to a high of U.S. $1,421 with an average price of U.S. $1,225.

Any significant drop in the price of gold adversely impacts the Company’s revenues, profitability and cash flows.  Also, sustained low gold prices can:

1.	Reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the cessation or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Claude Resources Inc. – 2010 Annual Information Form

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations.  The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affects the price of other commodities.  The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to continue the Company’s exploration activities, or if applicable, begin development of its properties, or commence or, if commenced, continue commercial production.

Fluctuations in the U.S. Dollar vs Canadian Dollar Exchange Rate Could Negatively Impact Operating Results

The price of gold is denominated in U.S. dollars and, accordingly, the Company’s proceeds from gold sales will be denominated and received in U.S. dollars.  As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in the Company’s financial results, which are reported in Canadian dollars.  During the year ended December 31, 2010, the CDN$/US$ exchange rate ranged from a low of $0.9946 to a high of $1.0745 with an average of $1.0303.

Inability to Raise Required Funding Could Cause Deferral of Projects and/or Dilution of Property Interests

The Company’s ability to continue its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, and production sharing arrangements or other means.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties.  In addition, management estimates that between $15.0 and  $16.0 million is the minimum annual expenditure required to fulfill the Company’s intended exploration and dewatering programs in 2011.

At current gold prices and forecast production, Management believes operating cash flows will not be sufficient to fund the continued exploration at the Madsen Property and Amisk Gold Project, beyond 2011.   The Company expects that operating cash flows combined with a financing, should market conditions warrant, will provide sufficient funding for 2012 exploration and Madsen dewatering programs.

Unfavourable Government Regulatory Changes may Cause Cessation of Mining Operations and Exploration Activities

The Company’s exploration activities and mining operations are affected to varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company’s properties are subject to the federal laws of Canada and, depending upon the location of the Company’s properties, may be subject to the provincial laws of  Saskatchewan and Ontario as well as local municipal laws.  Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Claude Resources Inc. – 2010 Annual Information Form

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental and mine safety legislation.

Changes to environmental, health and safety regulations could have a material adverse effect on future operations.

Environmental, health and safety legislation affects nearly all aspects of the Company’s operations including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species.  Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with such environmental, health and safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits.  Exposure to these liabilities arises not only from the Company’s existing operations, but from operations that have been closed or sold to third parties.  Generally, the Company is required to reclaim properties after  mining is completed and specific requirements vary among jurisdictions.  The Company is required to provide financial assurances as security for reclamation costs, which may exceed the Company’s estimates for such costs.  The Company could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death.  There can be no assurances that the Company will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect the Company’s business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where the Company has activities.  The Company is not able to determine the specific impact that future changes in environmental, health and safety laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment, health and safety regulation.  For example, emissions standards are poised to become increasingly stringent.  Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company.

Environmental and regulatory review is a long and complex process that can delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

Imprecise Ore Reserves and Ore Grade Estimates may Negatively Impact Gold Production and Operating Profitability

Although the Company has assessed the Mineral Reserve and Mineral Resource estimates contained in this document and believes that the methods used to estimate such Mineral Reserves and Mineral Resources are appropriate, such figures are estimates. Estimates of Mineral Reserves and Mineral Resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable.  Furthermore, the indicated level of recovery of gold may not be realized. Market price fluctuations of gold may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  Moreover, short-term operating factors relating to Mineral Reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

We may not be able to hire enough skilled employees to support operations.

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour.  The Company employs full and part time employees, contractors and consultants to assist in executing operations and providing technical guidance.  In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour.  Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

Claude Resources Inc. – 2010 Annual Information Form

Potential Shareholder Dilution Could Impact Share Price and New Equity Issues

As of December 31, 2010, there were directors, officers and key employees stock options outstanding to purchase 3,916,737 common shares and 10,548,821 share purchase warrants outstanding. The common shares issuable under these options and warrants, if fully exercised, would constitute approximately 9.4 percent of the Company’s resulting share capital. The exercise of such options or warrants and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate.  The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Industry Competition may Hinder Corporate Growth

The Company’s business is intensely competitive, and the Company competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and, the capital for the purpose of financing development of such properties.  Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company.  Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties.  The Company’s inability to compete with other mining companies could have a material adverse effect on the Company’s results of operations and its business.

Extreme and Persistent Weather Conditions could cause Operating and Exploration Difficulties

The Seabee Operation and most of the Company’s exploration properties are all located in the northern portions of Saskatchewan and Ontario. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Title to Company Properties could be Challenged with Potential Loss of Ownership

Acquisition of title to mineral properties is a very detailed and time-consuming process.  The Company believes it has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all such properties are in good standing. For the Madsen properties, the Company has searched title records for any and all encumbrances. For the Seabee properties, the Company has examined property search abstracts from the Saskatchewan Energy and Resources as well as made inquiries and reviewed lease files from the Ministry.  It has also received confirmation of title from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned.  The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Uninsured Risks could Negatively Impact Profitability

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire and flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.

Claude Resources Inc. – 2010 Annual Information Form

Issuance of Flow-Through Securities and the Potential Liabilities Associated with the Failure to Incur Defined Exploration Expenditures within a Certain Time Frame

Flow-through securities are securities of the Company which meet certain criteria and qualify for flow-through tax treatment for the purposes of the Income Tax Act (Canada) (“ITA”).  Qualification as a “flow-through share” enables the Company to renounce certain eligible resource expenditures incurred by the Company for the benefit of any investor who is a Canadian taxpayer.  Once issued, the shares are common shares of the Company and are not differentiated from shares which were not flow-through shares.

The Company has financed certain mining exploration activities primarily through the issuance of equity, including flow-through shares. As a result of flow-through share agreements entered into during 2009, the Company was required to expend $6.0 million in qualifying Canadian Exploration Expenses, as defined by the ITA, prior to December 31, 2010.  At December 31, 2010 all required expenditures were made.

Under the ITA, companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally, 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor.  The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada.

Due to the Company’s Canadian Jurisdiction, Investors may be Deterred from Trading Company Stock as it may be Difficult for United States (“U.S.”) Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada.  All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to affect service of process in the United States upon the Company’s directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Internal controls provide no absolute assurances as to reliability of financial reporting

The Company has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls.  Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

The Company is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal control over financial reporting.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  The Company’s failure to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reality of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Claude Resources Inc. – 2010 Annual Information Form

Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

The Company is subject to certain legal proceedings and maybe subject to additional litigation in the future.

All industries, including the mining industry, are subject to legal claims, with and without merit.  The Company is currently involved in litigation of a non-material nature and may become involved in legal disputes in the future.  Defence and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  As such, situations may arise where such directors are in a conflict of interest with the Company.  The Company will resolve any actual conflicts of interest if and when the same arise in accordance with the Company’s Conflict of Interest Policies.

3.3  Mineral Properties

The Company’s mineral property portfolio includes Seabee, a producing gold mine, and a portfolio of exploration properties in Canada, most of which are located in the Provinces of Saskatchewan or Ontario. The Company has assembled the majority of its property portfolio in and around these areas - the Seabee Mine (including the Santoy 8 and Porky Lake exploration projects) and Amisk Gold Property in Saskatchewan, and the formerly producing Madsen Mine in Ontario. At the Seabee Operation and Madsen Property, Claude owns a mill and equipment that could potentially be used to process ore from any economic ore body found within the portfolio of properties located around it either by relocating the mill and equipment to the economic ore body or by transporting the ore to the current mill site. At the present time, only the Seabee Mine is producing gold.

CLAUDE ASSET LOCATIONS

Except for the Seabee Operations, all of the Company’s mining properties are at the exploration stage. Among the Company’s exploration projects, those within trucking distance of the Seabee mill and the Madsen and Amisk Gold Properties will receive the majority of the Company’s exploration budget and focus for the foreseeable future.

Claude Resources Inc. – 2010 Annual Information Form

Seabee Mine

The Seabee Mine is located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of the town of La Ronge. Claude commenced commercial production at the mine in December, 1991. Since start-up, the mine has produced 928,767 ounces of gold including 47,269 ounces produced in 2010.

SEABEE PROPERTY

SEABEE AREA
Property Description and Access

The Seabee Operation produces gold from four mineral leases. The original ten quartz claims covering the mine site were consolidated into a single mineral lease (ML 5519) of approximately 201 hectares granted by the Crown on November 25, 1999. In November 1994, the Company entered into an option agreement to acquire a 100 percent working interest, subject to a 30 percent Net Profits Interest, in the surrounding Currie Rose property (in August 2010, the Company purchased the 30 percent Net Profits Interest on the Currie Rose Property).  After fulfilling the conditions in the option agreement and obtaining a 100 percent interest in the property, a portion of the claims were converted to a mineral lease (ML 5520) on January 1, 1999.  The leases were renegotiated in June of 2002 and expire in 2025. Additional mineral leases were added during 2007 at Porky West (ML 5536) and Santoy 7 (ML 5535) and during 2009 at Santoy 8 (ML 5543).  The current land position comprises an area in excess of 14,400 hectares.

Claude Resources Inc. – 2010 Annual Information Form

The Seabee Operation is located in the La Ronge Mining District at the north end of Laonil Lake approximately 125 kilometres northeast of the town of La Ronge, Saskatchewan and about 150 kilometres northwest of Flin Flon, Manitoba.

Topography of the region is characterized by low rocky ridges interspersed with lakes and muskeg. Temperature in the region typically ranges from -13 degrees Fahrenheit (-25 degrees Celsius) in January to 62 degrees Fahrenheit (17 degrees Celsius) in July. Mean annual precipitation is approximately 20 inches per year which includes snowfall from late October to mid-April.

Access to the minesite is by fixed wing aircraft from La Ronge or Flin Flon to a 1,275 metre airstrip located on the property. Equipment and bulky or heavier supplies are trucked to the site via a 60 kilometre winter road from Brabant Lake on Highway 102. The winter road is typically in use from January through March.

The Seabee Operation directly supports a workforce of approximately 280 employees with permanent camp facilities.  Electrical power is provided by a transmission line to the operation by the provincial power authority, Saskatchewan Power Corporation.

Property Royalties

From 2004 through 2007 the Company sold production royalties for proceeds of $7.1 million, $14.0 million, $35.0 million and $25.6 million, respectively.  Certain disclosure of these transactions has been taken from the 2010 Notes to the Consolidated Financial Statements and is provided below:

Restricted Promissory Notes and Royalty Obligations:

a) In December 2007, the Company entered into a Royalty Agreement (“2007 Agreement”) with Red Mile Resources No. 11 Limited Partnership (“Red Mile No. 11”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $28,955,250 which included royalty income of $25,624,000, indemnity fees of $1,355,382 and interest income of $1,975,868.

Under the terms of the 2007 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $35.17 to $147.05 per ounce over the remaining term of the 2007 Agreement. In addition, the Company granted Red Mile No. 11 a Net Profits Interest (NPI) of 3.50 percent, 3.70 percent or 3.90 percent in years 2013 through 2017, payable only if each day's price of gold in any of those calendar years is equal to or greater than CDN $1,250, $1,500 or $1,675 per ounce, respectively.

Claude Resources Inc. – 2010 Annual Information Form

$25,625,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note.  The restricted promissory note earns interest at 7 percent, payable annually, and matures on February 15, 2017. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 11, effectively terminating the 2007 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2007 Agreement.

b) In December 2006, the Company entered into a Royalty Agreement (“2006 Agreement”) with Red Mile Resources No. 8 Limited Partnership (“Red Mile No. 8”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $39,200,000 which included royalty income of $35,000,000, indemnity fees of $436,000 and interest income of $3,764,000.

Under the terms of the 2006 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $57.90 to $198.95 per ounce over the remaining term of the agreement.  In addition, the Company granted Red Mile No. 8 a Net Profits Interest (NPI) of 3.75 percent, 4.00 percent or 4.25 percent in years 2012 through 2016, payable only if each day’s price of gold in any of those calendar years is greater than CDN $975, $1,175 or $1,375 per ounce, respectively.

$35,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 7 percent, payable annually, and matures on February 15, 2016.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 8, effectively terminating the 2006 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2006 Agreement.

c) In December 2005, the Company entered into a Royalty Agreement (“2005 Agreement”) with Red Mile Resources No. 7 Limited Partnership (“Red Mile No. 7”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $15,680,000 which included royalty income of $14,000,000, indemnity fees of $907,000 and prepaid interest of $773,000.

Under the terms of the 2005 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $21.55 to $112.45 per ounce over the remaining term of the 2005 Agreement.  In addition, the Company granted Red Mile No. 7 a Net Profits Interest (NPI) of 1.00 percent, 2.00 percent or 3.00 percent in years 2011 through 2015, payable only if each day’s price of gold in any of those calendar years is greater than CDN $875, $1,075 or $1,275 per ounce, respectively.

$14,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6 percent, payable annually, and matures on February 15, 2015.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 7, effectively terminating the 2005 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2005 Agreement.

d) In December 2004, the Company entered into a Royalty Agreement (“2004 Agreement”) with Red Mile Resources No. 3 Limited Partnership (“Red Mile No. 3”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee Operation; this agreement lasts the shorter of 10 years or the life of the Seabee Operation. The Company received cash of $8,018,000 which included royalty income of $7,112,000, indemnity fees of $625,000 and prepaid interest of $281,000.

Under the terms of the 2004 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $12.72 to $24.53 per ounce over the remaining term of the 2004 Agreement.  In addition, the Company granted Red Mile No. 3 a Net Profits Interest (NPI) of 2.50 percent, 3.00 percent or 4.00 percent in years 2010 through 2014, payable only if each day’s price of gold in any of those calendar years is greater than CDN $800, $900 or $1,200 per ounce, respectively.

Claude Resources Inc. – 2010 Annual Information Form

$6,982,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6 percent, payable annually, and matures on December 10, 2014.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 3, effectively terminating the 2004 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2004 Agreement.

e) Prior to any of the above-noted Red Mile Limited Partnerships receiving an NPI payment, the Company is entitled to first recover from the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and reserve charges relating to the production of ore at the Seabee Operation.  These expenditures are calculated on a retroactive basis to the commencement of the individual agreements themselves.  Beginning December 31, 2004, these amounts have been carried forward from year to year on a cumulative basis.  As at December 31, 2010, the cumulative carry forward amounts remained in a deficiency position, and as such, a distribution of the NPI was not required in 2010 for any of the agreements.

History

Gold was first discovered around Laonil Lake in 1947 by prospectors acting on behalf of Cominco Inc. (“Cominco”). Between 1947 and 1950, Cominco conducted an extensive program of prospecting, trenching, geological mapping and diamond drilling.  The latter activity involved 79 holes totaling 4,414 metres and identified four gold-bearing structures or zones on the property.

The property remained dormant until 1974, although in 1958 Cominco applied for and was granted 10 Quartz mining leases covering the property. In 1961, Cominco drilled 2 shallow holes of 41 metres as part of an overall review of the known property data. This review allowed Cominco to estimate the property contained a small gold resource. Cominco resumed exploration in 1974 and drilled 16 holes totaling 458 metres to test additional vein structures. In 1982-83, Cominco resumed work and drilled 3,776 metres in 20 holes, but they did not complete the entire program as Cominco sold the property to BEC International Corporation who subsequently reached an agreement with Claude which became the owner.

After its acquisition of the Seabee Property, Claude drilled 3 holes totaling 226 metres to corroborate Cominco’s prior work and property estimates. In June 1985, Claude optioned the property to Placer Development Limited  (subsequently Placer Dome Inc., “Placer”). Placer carried out an extensive exploration program, which included geologic mapping, trenching and stripping, geophysical, geochemical, environmental and metallurgical studies, as well as both surface and underground drilling: 95 surface drill holes were completed and 72 underground drill holes were drilled from an underground exploration decline on Zone 2. The decline was 305 metres long and diamond drill stations were cut from one of two drives. At the completion of this program, Placer determined the property did not meet its criteria for development and allowed its option on the Seabee Property to expire in June 1988 and returned the property to Claude.

After the return of the property, Claude initiated geological compilation and analytical studies designed to correlate and substantiate the work done by Placer. The Company engaged Cominco Engineering Services Limited (“Cominco Engineering”) to conduct bulk sampling and drilling as part of a feasibility study. A.C.A. Howe International Limited (“A.C.A. Howe”) completed a reserve estimate for the property in December 1988 and Cominco Engineering submitted a positive Feasibility Study in August 1989 and subsequently revised the study in May 1990. At that time, Claude made the decision to put the deposit into production and construction of the mine began in the summer of 1990. Mining commenced at Seabee in December 1991.

Regional and Property Geology

Northern Saskatchewan forms part of the Churchill Province of the Canadian Shield. It has been subdivided into a series of lithostructural crystal units and the section containing the Seabee Mine has been termed the Glennie Lake domain. This domain includes both sediment-and volcanic-derived rocks. The mine is located within the eastern contact area of the Laonil Lake Intrusive Complex, a roughly triangular shaped gabbroic intrusive body. All rocks are deformed and have been regionally metamorphosed at conditions of middle amphibolite facies.

Claude Resources Inc. – 2010 Annual Information Form

The Seabee Property is underlain by the Laonil Lake gabbro. Numerous quartz-tourmaline bearing mineralized shear structures traverse the complex forming a complicated shear system. The vein structures dip steeply, generally strike at 70 degrees and exhibit extreme splay structures. Although the predominant trend is around 70 degrees, sub-parallel to the Laonil Lake Shear Zone, northwesterly structures have also been encountered. Vein mineralogy is dominantly quartz with pyrite, pyrrhotite and chalcopyrite with accessory tourmaline and carbonate. Silicification is the most common alteration type. Gold mainly occurs in the free form as flakes and films replacing pyrite or at sulphide boundaries. The higher grade gold values are often associated with sections rich in sulphides or at vein junctions.

Mine Details

Construction of the Seabee Mine began in 1990.  The mill was completed in late 1991 with gold production commencing in December of that year. The mine hosts permanent facilities to support all mining operations and personnel.  The Seabee Operation employs approximately 280 workers with 145 on site at any given time, subject to seasonal adjustments. Approximately 140 persons are employed in the mill, maintenance, electrical, catering, surface, diamond drilling and technical services areas, on a two week-in and two week-out rotation. The remaining 140 people are employed in the underground operations. Camp facilities on site are capable of accommodating 190 people and are supported by a full complement of dining and recreation facilities.

Claude received regulatory approval in 1991 to deposit mill effluent and tailings into the dewatered East Lake.  The East Lake Tailings Management Facility (“TMF”) was near capacity by the end of 2004; therefore, a new TMF was proposed.

Claude selected Triangle Lake as the preferred site for the construction of a new TMF.  Conditional regulatory approval to deposit tailings in Triangle Lake was obtained in 2004.

The proposed TMF at Triangle Lake included two containment dams, North Dam and South Dam, at the north and south ends of the Triangle Lake basin, respectively.  The North Dam was to provide tailings containment between Triangle and Pine Lakes, while the South Dam was to divert surface runoff from the lowlands south of the Triangle Lake and provide tailings containment.  Regulatory approval was granted in August 2004 to construct the North Dam.  A preliminary design for the South Dam was completed in August 2005 and the dam itself was completed in 2006.

In 2007, the Company raised the height of the Triangle Lake Dams to 454.0 metres elevation, recommissioned the water treatment plant and installed evaporators at its TMF.  Engineering studies by Golder Associates  were submitted to Saskatchewan Environment in 2008 where it was proposed to raise the Triangle Lake Dams to the 460 metre level.  In July 2010, the Company received approval to construct and raise the height of the dams.  Construction to 457.0 metre elevation is expected to be completed in the third quarter of 2011 with approval to store tailings to the new elevation expected to be received subsequently.  Construction to 460.0 elevation is expected to be completed in 2014.  Costs to reach the 460.0 elevation are expected to be approximately $3.0 million.

Engineering studies also proposed stacked tailings for both the Triangle Lake and East Lake TMF which could extend TMF capacity over ten years.  Stacked tailings, a process which allows for tailings impoundment to exceed final dam elevation, has been used successfully in other mining jurisdictions in Canada. The Company expects the stacked tailings process to have minimal cost.

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Seabee Operation in the amount of $1.6 million.  As security for these letters of credit, the Company has provided investment certificates in the same amount.  In 2011, the Company will submit an updated decommissioning plan for the Seabee Operation.  At this time the Company is unable to determine the full financial impact.

The Company utilizes shrinkage stope, cut and fill and long-hole mining methods to extract its ore bodies at the Seabee Operation.  Shrinkage or shrinkage stoping refers to any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.  Since ore “swells” when broken (blasted ore increases its occupied volume by approximately 30%), it is necessary to shrink the muck pile a corresponding amount by drawing some of the broken ore out as the stope is advanced upward.

Claude Resources Inc. – 2010 Annual Information Form

The illustration below describes the general approach to shrinkage stoping:

The long-hole mining method is employed in steeply dipping narrow orebodies.  Avoca long hole mining aims to maximize the known resource and extract the orebody from the bottom up. Ore is blasted at one end of an open stope while dry waste rock fill is added to the other end to limit the length of the exposed wall in order to control wall failure.   Conventional longhole limits the strike length of stopes to control dilution with resulting lower recoveries left in “rib” pillars.

The zones currently being mined are accessed by a 3.4 by 4.5 metre ramp to the 1,100 metre level. Mining efforts are currently being focused on the 2b and 2c zones at depth on the 970 thru 1,100 levels. The shaft and hoisting facility, commissioned in the fourth quarter of 1997 (with an extension commissioned in November 2003), provides ore and waste transport to surface. As much as 850 tonnes per day of ore and waste are moved to the ore and waste pass system and hoisted to surface with the ore then conveyed to the mill.  Seabee will operate under a three year mine plan which will focus on the 2b and 2c zones at depth, facilitated by a shaft extension beginning in 2011. The mill process consists of a three stage crushing circuit, a three stage grinding circuit, followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit, stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in a bullion furnace. Power is supplied by line from Saskatchewan Power Corporation’s provincial power grid.

Seabee Mine Future Work Programs

Mineralization is known to extend below the current lowest working levels at both Seabee and Currie Rose, in addition to known veins not yet mined.  Claude is planning in excess of 56,000 metres of underground drilling at Seabee to replace 2011 production.  Drilling will be and has been focused on the 2B and 2C veins laterally and at depth from the 1,000 metre level.

Claude Resources Inc. – 2010 Annual Information Form

The following table details the operating data of the Seabee Operation for the last 5 years:

Seabee Mine Operating Data
	2010	2009	2008	2007	2006
Ore Milled (tonnes)(1)	204,000	247,600	228,400	227,700	253,600
Grade processed (grams per tonne)	7.55	6.17	6.46	6.35	6.16
Mill Recoveries (%)	95.5	95.3	95.8	95.4	93.6
Gold Produced (ounces) (1)	47,300	46,800	45,500	44,300	47,000
Gold Sold (ounces) (2)	44,000	43,600	44,100	40,200	47,400
Cash Cost (CDN$/ounce of gold sold) (3)	$713	$699	$729	$629	$449
Cash Cost (US$/ounce of gold sold) (3)	$692	$613	$683	$586	$396

(1)	Includes amounts from the Santoy and Porky West bulk samples.
(2)	Excludes amounts from the Santoy 7 and Santoy 8 and Porky West bulk samples.
(3)
The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability (compared to average realized gold prices) of the Seabee Operation, before depreciation, depletion and accretion. When evaluating this profitability measure, investors should be aware that no provision has been made for exploration or development costs.  A reconciliation of the cash costs in the above table is provided below:

Consolidated Total Cash Costs (U.S. Dollar)
Per Gold Ounce Sold

Years ended December 31
	2010	2009	2008	2007	2006
Direct mining cost	$692	$613	$683	$586	$396
Other	-	-	-	-	-
Cash operating costs	$692	$613	$683	$586	$396

Less: Royalties	-	-	-	-	-
Total cash costs	$692	$613	$683	$586	$396

Gold ounces sold	44,000	43,600	44,100	40,200	47,400
Mine operating costs (US $ millions)	$30.5	$26.7	$30.2	$23.6	$18.8
(CDN $ millions)	$31.4	$30.5	$32.2	$25.3	$21.3

Readers are cautioned that the above measures may not be comparable to other similarly titled measures of other companies should these companies not follow Gold Institute standards.

Since commencement of production in 1991, the mill has processed 4.1 million tonnes of ore at an average head grade of  7.6 grams of gold per tonne producing 928,767 ounces of gold to December 31, 2010.

Seabee Property

Claude's 11,000 acre (4,500 hectare) Currie Rose property surrounds the Seabee Property with most of the ground under disposition lying to the west, north and east. In 1994, Claude entered into an option agreement with Currie Rose Resources, a non-affiliated public company traded on the TSX Venture Exchange. The Company has earned a 100 percent interest in the Currie Rose property.

Claude Resources Inc. – 2010 Annual Information Form

Geology

The geology of the Currie Rose property is similar to that observed in the previously described Seabee Mine, as the Laonil Lake Intrusive Complex underlies much of the property. Outside the core of the property, the Laonil Lake Intrusive Complex is flanked by a volcanic-sedimentary rock sequence. Limited drilling in these rock types has returned anomalous gold values.   As reported above, gold-bearing shears traverse this sequence. See “History” below for further detail.

History

The Currie Rose property was originally staked by prospector David Partridge in 1980 to cover gold occurrences discovered by his father, Eric Partridge, during the mid 1960s and early 1970s. They were optioned in 1980 and purchased outright in 1983 by Currie Rose Resources. Currie Rose Resources conducted exploration on the property from 1980 to 1984 before optioning the property to Placer. Placer was the exploration operator from 1984 to 1990.  Approximately $2.6 million was spent on various exploration activities on the property during this period.

Placer’s option on the property expired in 1991 with Currie Rose Resources regaining a 100 percent interest. No exploration work was conducted until 1994 when Claude entered into an option agreement and carried out a prospecting program. This program identified at least nine gold bearing structures that warranted drill testing. In 1995, Claude conducted a drill program of 3,458 metres in 27 holes to test the structures identified during the prior year. In 1996, Claude drilled a total of 2,566 metres in 23 holes to define the 10 zone which was adjacent to the western boundary of the Seabee Property claims.

In 1997, Claude drilled a total of 1,395 metres in six holes, including one that straddled the Seabee Property’s western boundary. The holes encountered veins that were interpreted as extensions of the Seabee’s 10 and 2c structures. Work programs in 1999 involved 60 holes totaling 7,346 metres of diamond drilling. This program targeted showings discovered by prospecting in the two preceding years and focused on an area of the Currie Rose property to the south and west of the mine trend. It produced some remarkable intersections on a structure (R and S Vein intersection) that appears to have a limited strike length. Additional structures returned encouraging intersections that required follow-up drilling.

The work program in 2000 included the winter drilling of 23 surface holes totaling 5,397 metres. As a follow-up to the preceding year’s program, most of the holes were collared to the west of the Mineral Lease 5520 in the Bird Lake area, exploring for mineralized structures parallel to the 2 Vein. Other targets in the Porky Lake and Pine Lake areas were also tested. Drilling was successful in confirming the existence of strong shear structures with encouraging gold values.

In 2001, Claude explored six more remote target areas with a program that involved 42 holes that totaled 5,037 metres of diamond drilling. Testing splays and parallel structures, this drilling encountered anomalous gold values within variably sheared host rocks. Target areas included Scoop, Porky, Herb, Pine, East and West Bird Lakes.

In 2002, Claude focused its attention on a laterally extensive geochemical soil anomaly on the west shore of Porky Lake and on a series of quartz-bearing shear structures north and east of the No. 5 ramp access. Porky Lake lies three kilometres north of the Seabee Mine. The Porky Main and West zones are located in or close to the hinge area of the regional Porky Lake anticline. Mineralization is hosted by shear zones near the contact between mafic metavolcanic rocks and underlying feldspathic arenite. Both lithologies are extensively altered and quartz flooded. Eighteen holes totaling 3,355 metres targeted the former and 31 holes totaling 6,743 metres targeted the latter.  The Porky Lake drilling resulted in the discovery of the Porky West zone, a ‘calc-silicate’ second order shear structure that returned gold grades in the 3-15 grams per tonne range over widths from one to three metres.  Additional drilling east of the No. 5 mine access produced isolated high gold values over narrow widths.

Drilling in 2003 on the Porky West zone had as its goal, the delineation of this mineralized structure to depth and along strike.  The program consisted of 28 holes totaling 5,775 metres on 50-metre centres on the main zone.  An additional 13 holes totaling 2,913 metres tested the structure’s potential along strike to the west.  This drilling resulted in the discovery of an arenite-hosted high-grade lens named the west zone.  Follow-up induced polarization geophysical surveys suggest the Porky Lake mineralized system is more pervasive than previously thought with greater continuity of the associated sulfide phases.

Claude Resources Inc. – 2010 Annual Information Form

Drilling in 2004 in the Porky Main zone consisted of 22 in-fill holes totaling 3,047 metres. The holes were collared on a grid of approximately 25 by 25 metres. Based on these and previously drilled holes, a resource estimation has identified 160,000 tonnes grading 7.50 grams per tonne in the Indicated Mineral Resource category with an additional 70,000 tonnes grading 10.43 grams per tonne in the Inferred Mineral Resource category.  This resource estimation was done using the sectional method, with a 3.0 grams per tonne cut-off grade and a 42.5 grams per tonne cutting factor.

The Porky West zone is located approximately 1.5 kilometres northwest of the Porky Main zone, in the northwest limb of the Porky Lake anticline. Mineralization in this structure is similar to that in the Main zone, but is mainly hosted in the feldspathic arenite. Thirty-one delineation holes totaling 5,027 metres were drilled in 2004 on the West zone on a grid of approximately 25 by 25 metres. The zone is open along strike further to the northwest as indicated by surface exploration that has returned high-grade grab samples.

A 6.8 kilometre all-weather road has been constructed between the Porky West zone and the Seabee Mill.

In addition to the delineation drills in the Main and West zones, 25 exploratory holes totaling 5,710 metres were drilled on the eastern limb of the Porky Lake anticline, also targeting the contact between the mafic metavolcanic rocks and feldspathic arenite. This phase of the drill program identified a wide mineralized corridor (10 to 20 metres) that routinely returned assays of 1 to 2 grams per tonne. Within this corridor and associated with carbonate and chloritic alteration, drilling returned multiple high-grade sulfide-quartz vein intercepts, up to 31.87 grams per tonne over 6.3 metres.

The core from this program was logged and split at the Company's core logging facility at the Seabee mill. Assaying has been done by TSL Laboratories of Saskatoon which include random checks of pulps and rejects. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.

Claude continued to aggressively explore the Porky Lake area for gold deposits in 2005.  Permission to conduct bulk sampling of the Porky West zone was granted in early June. Physical work began at the site with the collaring of the portal and driving about 125 metres of a 3.5 metre high by 4.0 metre wide decline ramp down to the 65 metre level.  A 7,657 tonne bulk sample grading 3.69 grams per tonne was extracted in 2006 above the previously defined Mineral Resource.

There was limited exploration done in 2007. In 2008, Claude obtained an additional 35,000 tonne bulk sampling permit.  In June 2008, dewatering of the decline and underground development was initiated.  Once preparations were completed, a decline was driven down to access the 75-11 sill and a cut and fill lift is planned on the 65-11 sill during the initial phase of the expanded  bulk sampling program.  During  2008, 5,781 tonnes at a grade of 3.59 grams per tonne were processed from Porky West.

During 2009 the Company undertook a small diamond drill exploration program and completed the bulk sample program.  The bulk sample program extracted and processed 33,068 tonnes of ore at 3.34 grams of gold per tonne - development reached the 115 metre level. The surface diamond drilling program extended the Porky West ore shoots down plunge.

During 2010, exploration focused on the preliminary evaluation of the Neptune and Trident target areas.  Follow up geological and drilling programs are planned for 2011.

Seabee Property Future Work Programs

The extensive mineralized horizon in the Porky Lake Region will continue to be explored by surface prospecting, geochemical surveys and additional drill testing.  Drilling is expected to begin during the first quarter of 2011.

Claude Resources Inc. – 2010 Annual Information Form

Seabee Property - Santoy Region

The Santoy Lake property is an 11,400 acre (4,566 hectares) claim group located adjacent to the Claude/Currie Rose property, approximately 11.5 kilometres east of the Company’s operating Seabee Mine. Claude holds a 100 percent interest in the property subject to a 5 percent NPI.  There are no other underlying royalties.  An all-weather road providing access from the Seabee Mill was completed in 2006 and continues to be upgraded.  During 2009, the Company completed the construction of the power line extension from the Seabee mine to the Santoy 8 project.

Geology

Mineralization in the zones is hosted in siliceous shear zones with sulfide-chlorite-quartz veins and in silicified granitoid sills. It has been confirmed that the Santoy 8 shear zone is at least 380 metres long and up to 350 metres wide. The zone is open at depth. Mineralized sections of this zone range in thickness from 1.5 to 30 metres. It is likely that the 8 zone and the adjacent 150 metre long, 100 metre wide 8 East zone are interconnected.

The Santoy 8 and 8 East zone deposits are hosted in a four kilometre long, northwest trending and northeast dipping sheared and mineralized corridor in mafic volcaniclastic rocks and granitoid sills. The 8 and 8 East zones start about 2.5 kilometres south of Santoy 7, and extend for at least 2,000 metres further south. Gold mineralization occurs in gold-sulfide-chlorite-quartz veins in the shear zones, near or in the granodiorite and granite sills. Gold-bearing chlorite quartz veins 1 to 7 metres thick were routinely intercepted in the holes drilled in the 7 and 8 zones. In addition, a number of holes drilled between the 7 and 8 zones also intercepted sporadic high-grade gold values.

History

In 1998, work crews conducted basic prospecting and mapping and discovered several new veins.  In the first quarter of 2002, these targets were drill-tested with encouraging results. The Santoy area became the subject of an ongoing exploration program with two significant deposits (Santoy 7 and Santoy 8 and 8 East) outlined in 2004 and 2005.

The 2004 and 2005 drilling programs concentrated on Santoy 6, 7 and 8 zones. Seven gold zones had been discovered on the Santoy property during the Company’s previous prospecting programs, with the 7 and 8 zones looking the most promising.

In 2004, there were 5 holes drilled in Santoy 6 (598 metres), 48 holes in Santoy 7 (6,164 metres) and 21 holes (2,797 metres) drilled in Santoy 8.

The 2005 program in the Santoy area was devoted to the 8 and 8 East zones. Sixty-eight diamond drill holes totaling approximately 15,296 metres were drilled. This drilling was carried out to test the north-northwest plunge and dip extensions of the mineralized shear structures outlined in previous drill campaigns.

Permit applications for an all-weather access road and bulk sampling were submitted to the Provincial Government in 2005.  Permitting was granted to bulk sample the 7 zone in the third quarter of 2005, with physical work starting in February of 2006.

During 2007, concurrent with the processing of Santoy 7 bulk sample tonnes in the first half, infill drilling continued on Santoy 7 and Santoy 8 to provide more accurate information for proposed mine plans. The Santoy area, as a whole, contains a number of high grade gold showings, some of which were drill-tested in previous years. Bulk sampling of the Santoy 7 deposit was initiated during the first quarter of 2007 and continued through to October when commercial production was attained.  During 2008 and 2009 mining continued on three levels at a production rate of approximately 150 tonnes per day. During the first quarter of 2010, mining operations at Santoy 7 ceased due to depletion of existing reserves.

At Santoy 8, Claude carried out a drill program of 147 diamond drill holes totaling 31,670 metres in Santoy 8 (23,430 metres in 103 holes) and Santoy 8E (8,240 metres in 44 holes).  The program provided 25-metre infill data to a depth of 250 metres on the deposits as well as testing strike and plunge extensions.  Gold mineralization at Santoy 8 has been extended to a strike length of 600 metres, a width of 350 metres and remains open along strike and down plunge to the north.

Claude Resources Inc. – 2010 Annual Information Form

The core from this program was logged and split at the Company's core logging facility at the Seabee Mine. Assaying has been done by TSL Laboratories of Saskatoon with random checks of pulps and rejects performed by an independent accredited lab. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.

During 2008, Claude updated its NI 43-101 compliant Mineral Resource estimate at Santoy 8 and conducted an economic study to evaluate the portion of mineral resources it planned to mine in the first three years of the Santoy 8 project.

The Santoy 8 power line project, which ties the property to the provincial power grid, was completed during 2009.  Portal construction and surface infrastructure for the planned development of the Santoy 8 deposit were also initiated in late 2009.  The Company completed the environmental studies and received the permits required for commercial mining of the Santoy 8 and 8E deposits in 2010.

During 2010, Claude continued underground development and advanced the Santoy 8 Project towards commercial production. As at December 31, 2010, the Mineral Reserves at Santoy 8 are 1,079,922 tonnes at 4.66 grams of gold per tonne (161,891 ounces), and inferred Mineral Resources are 384,837 tonnes at 5.35 grams of gold per tonne (66,200 ounces).

Exploration during 2010 continued with a drill program targeting the Santoy Gap as well as infill and extension drilling in proximity to Santoy 8.  The Santoy 8 program was designed to test the Santoy shear system between the Santoy 7 and 8 deposits as well as the down plunge continuity of the Santoy 8 and 8E deposits.  Historic drill testing of the shear system has focused on relatively shallow drill holes with 200 metre spacings.  Results from the 2010 program successfully outlined continuity at depth for both the Santoy 8 and 8E deposits and provided encouraging results from the Santoy Gap.

Claude views the Santoy 8 project as a key driver in the expansion of the Seabee Operation and in lowering unit operating costs over the next three years.

Santoy Region Future Work Programs

During 2011, Claude plans to continue aggressively exploring the Santoy region, as well as a number of regional exploration targets.

 Seabee Area Reserves and Resources

Claude originally commissioned Cominco Engineering to provide a feasibility study on the Seabee Mine in 1989. A positive feasibility study was prepared and presented to the Company in August 1989, and a revised study was presented in May 1990. The reserve estimates for the property were reviewed by A.C.A. Howe. From 1988-2006, A.C.A. Howe visited the mine annually and received all technical, developmental and production reports concerning the mine. Using this information, A.C.A. Howe then reviewed the reserve estimates developed by the Company’s own mining staff. From 2007 to present the Mineral Reserves and Mineral Resources estimates have been conducted under the direction of the Company’s Qualified Persons.

The methodology for estimating Mineral Reserves and Mineral Resources is an interpolation and extrapolation between sill sampling and diamond drill holes. Resource blocks are measured from planned stope dimensions, excluding any pillars that will not be extracted within a 12 month period.  High-grade gold assays are cut to 50 grams per tonne prior to grade estimates.  This cutting factor has been established from statistics and is supported by experience during the life of the mine.

Proven Mineral Reserves are sampled in two dimensions by a sill and a raise, or are sampled by horizontal sill mining and projected to no more than one mine level to diamond drill holes on the same structure. Probable Mineral Reserves include blocks that have either been sampled by sill mining and projected beyond diamond drilling to a maximum one mine level, or have been sampled by closely spaced diamond drill holes of usually 25 to 35 metres laterally and up to 50 metres down dip on structures with a previous production history, or have been mapped and sampled at surface.

Claude Resources Inc. – 2010 Annual Information Form

The major portion of the Proven and Probable Mineral Reserves occur within the well-defined shoots currently being mined. The following mining and economic factors are well-established and have been applied to those Mineral Resources thereby resulting in their conversion to Mineral Reserves.

A block cut off grade averaging 3.9 grams per tonne for the Seabee Mine and 2.3 grams per tonne for Santoy 8 and Porky West is applied to reserves. This is the current operating break-even grade following the application of dilution, mining losses and mill recovery. It may be necessary on occasion to mine and haul lower grade ore to access reserves, but if this lower grade material averages greater than 2.0 grams per tonne, it is stockpiled for blending with higher grade mill feed.  Similarly, ore grading lower than 2.0 grams per tonne that is already broken will be hauled and processed if economically feasible.

The walls and back of shrinkage stopes at the mine are supported by rock bolts to minimize external dilution. Dilution can range from 10 to 40 percent, but typically a dilution factor of 20 to 25 percent is applied.

Remotely-operated scooptrams are used to retrieve the residual in-stope ore that is trapped between the drawpoints, keeping stope recovery at an approximate average of 87 percent. Based upon regular test work at the mine, a Specific Gravity of 2.8 is utilized in tonnage estimates on the less sulphide-rich zones; the 2d structure has a measured density of 2.9.

All samples were assayed by the Company’s non-accredited assay lab at the Seabee Mine site.  Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon.  Results of the spot checks were consistent with those reported.  Sampling interval was established by minimum or maximum sampling lengths  and geological and/or structural criteria. Minimum sampling length was 0.3 metres while the maximum was 1.5 metres. 200 gram samples were pulverized until greater than 80 percent passes through a 200 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit).

The Mineral Reserve and Mineral Resource estimates for Claude’s mineral properties as of December 31, 2010 were prepared under the supervision of  Philip Ng, B.ENG, M.ENG, P.ENG, VP Mining Operations and Brian Skanderbeg, P.GEO, VP Exploration, both Qualified Persons within the meaning of NI 43-101.

Claude Resources Inc. – 2010 Annual Information Form

Mineral Reserves and Mineral Resources at December 31, 2010

Claude Resources Inc. - Mineral Reserves and Mineral Resources
Proven and Probable Reserves
Projects	December 31, 2010			December 31, 2009
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	887,131	6.69	190,752	772,309	6.77	168,163
Santoy 8	1,079,922	4.66	161,891	177,328	7.02	40,015
Totals	1,967,053	5.58	352,643	949,637	6.82	208,178
Measured and Indicated Mineral Resources
Projects	December 31, 2010			December 31, 2009
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Santoy 8	-	-	-	545,625	8.98	157,529
Porky Main	160,000	7.50	38,581	160,000	7.50	38,581
Porky West	110,974	3.10	11,045	112,908	3.06	11,104
Totals	270,974	5.70	49,626	818,533	7.87	207,214
Inferred Mineral Resources
Projects	December 31, 2010			December 31, 2009
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	705,494	6.33	143,625	651,168	8.01	167,763
Santoy 8	384,837	5.35	66,200	391,500	8.10	101,955
Porky Main	70,000	10.43	23,473	70,000	10.43	23,473
Porky West	138,314	6.03	26,793	138,314	6.03	26,792
Totals	1,298,645	6.23	260,091	1,250,982	7.96	319,983

For the above table of reserves, the following mining and economic factors have been applied:

(a)
A block cut-off grade averaging 3.9 grams per tonne for the Seabee Mine and 2.3 grams per tonne for Santoy 8 and Porky West is applied to Mineral Reserves. This is the operating break-even grade at a gold price of CDN $1,400 per ounce;

(b)	A dilution factor of 10 to 25 percent is applied;
(c)	Historic stope recovery averages 87 percent;
(d)	A Specific Gravity of 2.8 to 2.9 is utilized in tonnage estimates;
(e)	Mineral Resources do not have a demonstrated economic viability.

Claude Resources Inc. – 2010 Annual Information Form

For U.S. investors, 2010 Mineral Reserves and Mineral Resources have been presented below using a CDN $1,101 per ounce gold value.  This represents the three year historic average.

Claude Resources Inc. Mineral Reserves and Mineral Resource Table (SEC Price Deck, DECEMBER 31, 2010)
Proven Mineral Reserves
Projects	Tonnes	Grade (g/t)	~Ozs (Au)
Seabee	529,233	6.77	115,219
Santoy 8	146,255	5.26	24,726
Totals	675,488	6.44	139,945
Probable Mineral Reserves
Projects	Tonnes	Grade (g/t)	~Ozs (Au)
Seabee	291,588	7.08	66,334
Santoy 8	933,667	4.57	137,166
Totals	1,225,255	5.17	203,500
Measured Mineral Resources
Projects	Tonnes	Grade (g/t)	~Ozs (Au)
Seabee	8,390	5.41	1,459
Porky West	11,441	3.76	1,383
Totals	19,831	4.46	2,842
Indicated Mineral Resources
Projects	Tonnes	Grade (g/t)	~Ozs (Au)
Seabee	57,596	5.11	9,462
Porky Main	160,000	7.50	38,581
Totals	217,596	6.87	48,043
Inferred Mineral Resources
Projects	Tonnes	Grade (g/t)	~Ozs (Au)
Seabee	705,494	6.33	143,625
Santoy 8	384,837	5.35	66,200
Porky Main	70,000	10.43	23,473
Porky West	138,314	6.03	26,793
Total Inferred Mineral Resources	1,298,645	6.23	260,091
Totals			654,422

Madsen Properties

The Madsen Properties comprise six contiguous claim blocks totaling approximately 10,000 acres (4,000 hectares) located in the Red Lake Mining District of northwestern Ontario.  The properties are the Buffalo, Starratt-Olsen, Aiken-Russett, Redaurum, Hagar Option, and Madsen.

The above properties are collectively referred to as the “Madsen Properties”. Included on the southwestern part of the Madsen Properties is the Madsen gold mine and mill. Claude acquired the properties through its acquisition of Madsen Gold Corp. in 1998.

Claude Resources Inc. – 2010 Annual Information Form

Claude and Goldcorp Inc.(“Goldcorp”) signed an option agreement (the “Option Agreement”) (1) on the Madsen Properties dated December 15, 2000. The option allowed Goldcorp to earn a 55 percent working interest in the Madsen Properties by spending $8.2 million on exploration and delivering a bankable feasibility study prior to the fifth anniversary of the Option Agreement. The Option Agreement was amended effective January 1, 2002 whereby Goldcorp then had until December 15, 2006 to earn the 55 percent working interest in the Madsen Properties under the same terms and conditions as described above.

.(1) The Option Agreement was initially signed by Placer Dome (Canada) Ltd. However, during 2006, Goldcorp Inc. acquired the Option Agreement from Placer via Barrick Gold Corporation.

With Goldcorp unable to meet the terms of the Option Agreement, Claude regained control of the exploration project effective September 1, 2006.  The Company immediately began to prepare for dewatering of the shaft to facilitate underground drilling - with the initial focus on drilling extensions of the historic high grade No. 8 zone plus other zones.  Preparation also began for a surface drill program that will pursue historic targets including those developed by Goldcorp.

The Company considers the Madsen Properties to be an advanced exploration stage project. Although the Madsen Mine is a former gold producer, the Company has not, to date, conducted enough exploration or prepared a feasibility study to determine if the Madsen Properties contain any economic ore reserves. Therefore, the current operations on the properties consist of an exploratory search for mineable deposits of ore.

Location and Access

The Madsen Properties are located in the Red Lake Mining District of northwestern Ontario approximately ten kilometres southwest of the town of Red Lake. Access to the property is via Ontario Highway 618 to a number of both paved and gravel roads. An all-weather road from Highway 618 leads directly to the headframe of the Madsen Mine.

MADSEN PROPERTIES

How Acquired

Claude acquired the Madsen Mine and the other properties comprising the Madsen Properties through the takeover of Madsen Gold Corp., then a publicly traded company, in 1998. The Company’s ownership of each property is listed in the table below:

Claude Resources Inc. – 2010 Annual Information Form

Property	Claude’s Ownership Percentage
Madsen Mine	100%
Starratt-Olsen	100%
Aiken-Russett	100% The property is subject to a two percent Net Smelter Return Royalty, to a maximum of $2.0 million, held by previous property holders United Reef Limited and Canhorn Mining Corporation.
Hagar Option	100%
Redaurum	25% The property is subject to a 0.4 percent NSR Royalty in favour of Redaurum Limited.
Buffalo	100%.

Regional and Property Geology

The Red Lake District is situated at the western end of the Archean Uchi Subprovince which comprises a series of metasedimentary and metavolcanic rocks essentially surrounded by granitic and gneissose rocks. Several volcanic cycles have been distinguished in the area, evolving from ultramafic, through mafic and intermediate phases to a felsic cycle with abundant clastic and chemical metasediments. The rocks trend northeast and are affected by regional and local scale folding accompanied by restricted zones of intense shearing.

The Madsen Mine, when operational, worked a series of stacked, en echelon ore lenses consisting of gold-bearing pyritic shoots with subordinate pyrrhotite and arsenopyrite. The mineralization is hosted within two parallel micaceous units termed the Austin and McVeigh "tuffs". These tuffs are interpreted to be an alteration/deformation corridor within basalts, with pillowed through volcaniclastic facies. The alteration corridor occurs at the contact of the underlying Balmer assemblage with the much younger Confederation assemblage. The host rocks dip to the southeast. The McVeigh horizon lies approximately 90 metres to the north of the Austin tuff. The latter was the most prolific producer in the past. Workings extended to a depth of 1,275 metres and the mineralized zone has been traced for 2,308 metres along strike.

The McVeigh tuff contains variably altered, auriferous pyrite-bearing lenses that occur within the Flat Lake-Howey Bay deformation zone hosted by massive and pillowed basalts overlain by a thin mafic to ultramafic sill, highly altered mafic volcanic and volcaniclastic rocks (the Austin tuff) and a quartz feldspar porphyry that marks the base of the Confederation assemblage. The mineralization is semi-conformable to stratigraphy and dips at a slightly steeper angle than the host formations.

High-grade gold pods were also historically worked at depth in a zone of highly altered ultramafic rocks, in the footwall of the main mine workings. Some of this high-grade mineralization (No. 8 zone) occurs in blue quartz veins near the contact of an altered basalt with an ultramafic unit. This mineralized contact is located stratigraphically below the main sulfide replacement mineralized zones on the north side of the shaft, approximately 600 metres in the footwall.

Claude Resources Inc. – 2010 Annual Information Form

Buffalo Mine
Hasaga Mine
2010 Surface Drill Target
Madsen Mine Trend
8 Zone Trend
Madsen Mine
Madsen Property
Starratt Olsen Mine
Faulkenham Mine
0
2
4 km
Claude Resources Inc.
Discovering. Developing. Delivering.

Figure 2: Madsen Property Overview

History and Previous Work

The Madsen Property was originally owned by Madsen Red Lake Gold Mines Ltd. ("Madsen Red Lake").  Madsen Red Lake commenced production from the mine in 1938 at 272 tonnes per day and increased production to 726 tonnes per day in 1949.  From 1966 to 1974, production gradually decreased as the last five years of Madsen Red Lake’s ownership averaged production of 363 tonnes per day at a grade of 8.38 grams per tonne. Gold production fell from 44,497 ounces in 1971 to 29,163 ounces in 1973. Total production by Madsen Red Lake from 1938 to 1974 totaled 7.25 million tonnes at an average grade of 9.93 grams per tonne, or over 2.4 million ounces of gold.

In 1974, the mine was acquired by Bulora Corporation Ltd. (“Bulora”). Bulora continued production until June 1976 when the mine was closed due to a lack of new development and millfeed. The operation was petitioned into bankruptcy and was purchased from Bulora’s trustee by Madsen-Rowland Mines Ltd. (“Madsen-Rowland”). Noranda Exploration Limited (“Noranda”) optioned the property from Madsen-Rowland. Noranda re-estimated the now flooded mine’s reserves and conducted a limited surface drill program before allowing their option to expire.

In 1988, Madsen Gold Corp. (“Madsen”) acquired the Madsen Property from Madsen-Rowland. Madsen had acquired the adjacent Buffalo property in the prior year.  Subsequent to these acquisitions, Madsen acquired interests in the other Madsen properties referred to previously.

Madsen initiated a nine hole surface drill program totaling approximately 1,200 metres to test identified lenses of gold mineralization above the 2nd level in the 2-30 area near the 2-30 raise.  A second surface drill program totaling 1,310 metres was carried out in 1990. That program discovered further gold mineralization in the McVeigh zone that the previous operators had largely ignored.

Claude Resources Inc. – 2010 Annual Information Form

In January 1993, Madsen engaged Watts, Griffis and McOuat, consulting geologists and engineers ("WGM") to check the ore reserves at the Madsen Mine.  A subsequent review was carried out in December 1996 by Micon International Inc. ("Micon").

Madsen reopened the mine and carried out limited mining operations before placing the mine on a care and maintenance basis in November 1997. Before the suspension of mining operations, Madsen processed 46,000 tonnes of ore at an average grade of 3.63 grams per tonne. The overall mill grade was substantially below Madsen’s expectations. Production came from stoping and development on various ore lenses, including 12,800 tonnes grading 3.95 grams per tonne from the Austin Tuff. The Austin Tuff material was of a lower grade than predicted due to excessive internal dilution and geological problems. Highly diluted development muck from the McVeigh tuff was included in the total production figures that contributed to the lower overall grade. Study of development face assays demonstrated that continuous, high grade lenses actually occurred as predicted from detailed drilling; however, the development muck passed to the mill included 50 percent or more dilution.

Claude resumed exploration at the mine following its acquisition of Madsen in 1998. Claude conducted surface and underground exploration drilling in order to verify extensions of known gold zones which remained open at depth and along strike as well as to identify new sources of higher grade ore. Claude also conducted a small exploratory drill program at the Buffalo property. The Madsen Mine was dewatered and shaft refurbishment was completed through the 12th level. Air, water and electrical services were installed to the seventh level and mining in the old workings was restarted in June of 1998. The mill was started in July of 1998, but low gold prices and small, marginal grade stopes did not provide economic feedstock at 500 tonnes per day and the Madsen Mine was not brought back into commercial production. The Madsen Mine processed 209,357 tonnes of ore at a mill feed grade of 4.15 grams per tonne from July of 1998 to September of 1999 to produce 25,208 ounces of gold. Mining and mill operations were suspended on October 31, 1999 to enable Claude to undertake further exploration programs in an attempt to define economically mineable reserves.

In order to provide additional mill feed, Claude had commenced a surface exploration program on a largely untested section of the parallel McVeigh structure and based on encouraging drill results, established a portal and ramp to access the McVeigh mineralized system in October of 1998. While Claude was successful in discovering and developing mineralized shoots in the upper two levels of the McVeigh zone, it was not enough to provide economic feedstock for the mill at that time.

Claude retained A.C.A. Howe in early 2000 to undertake a review of the property’s Mineral Resource estimates. Working with mine personnel, A.C.A. Howe completed a Mineral Reserve/Resource review for the Madsen Mine. However, in the absence of additional exploration and data, the mine estimates are not considered to be reserves and will require additional exploration work in order to determine the economic potential of the mine.

After optioning the properties from Claude, Goldcorp initiated an exploration program at the mine in 2001. They drilled 8 holes totaling 8,568 metres to establish the mafic-ultramafic stratigraphy north of the Madsen Mine and to test a segment of the up-plunge projection of the high grade No. 8 zone as hosted by the mafic-ultramafic rock suite. The 2001 program encountered predictable stratigraphy, strong alteration and four zones containing elevated gold values.

In 2002, Goldcorp’s exploration emphasis shifted to the mafic-ultramafic complex approximately three kilometres north of the Madsen Mine.  Goldcorp geologists identified a very strong alteration zone with coincident geochemical and geophysical anomalies aligned on crosscutting structures as determined by digital terrain modeling.  Goldcorp interpreted this group of targets to the north of the Madsen Mine as lateral or stratigraphic equivalents of the high grade No. 8 zone.  Seventeen drill holes totaling 10,643 metres tested the three northernmost targets at a reconnaissance scale (250-metre centers).  As reported in a March 2003 press release, Goldcorp intersected high grade gold values over narrow widths with this drilling.

In 2003, Goldcorp drilled 49 holes totaling 29,047 metres on six targets in the Madsen area.  Most of the drilling targeted a high-grade, quartz-tourmaline vein swarm known as the “Treasure Box”.  Most of the veinlets encountered had visible gold present and returned assays from one to 116 grams per tonne over widths generally less than 0.30 metres.  Infill drilled on 50-metre centers, the vein swarm showed good continuity.

Claude Resources Inc. – 2010 Annual Information Form

During the first half of 2004, Goldcorp concentrated its efforts in the Russet North area, drilling 27 holes for a total of 5,012 metres.  Key activities included infill drilling of the “Treasure Box” and reconnaissance drilling of a similar structure 1,000 metres to the southwest called “Anomaly 2”.  Both of these targets appear associated with mafic/ultramafic contacts occurring as swarms of high-grade, narrow quartz-tourmaline veinlets.   Concurrent with this drilling, Goldcorp geologists continued to develop the Datamine 3D model for the Madsen Property.   This modelling identified 19 separate targets requiring follow-up.

During the second half of 2004, Goldcorp drilled 14 holes totalling 5,315 metres.  The primary target was the “Fork” area, approximately one kilometre southwest of the Madsen Mine.  Drilling of this target resulted in the discovery of three new mineralized zones that appear visually similar to the No. 8 zone.  Intersected at shallow depths, these zones are interpreted to be the upper portions of a high-grade mineralized system.

By year-end of 2004, Goldcorp had met its exploration expenditure requirement of $8.2 million for the Madsen Property.  Goldcorp’s remaining obligation to vest in the Madsen Joint Venture was to deliver a bankable feasibility study by year-end 2006.  As the exploration results to that date were not sufficient to provide the support necessary for this feasibility study, Goldcorp ceased exploring on the property in 2005.  Claude regained control of the Madsen Property in September 2006.

In early 2007, a detailed drill program was initiated at the “Treasure Box”, 2.4 kilometres north of the Madsen Mine complex.  Previous drilling by Placer Dome had outlined a moderately steep, north-dipping, quartz-tourmaline sheeted vein system that hosts significant visible gold.  Of the 27 holes, 21 returned 80 intercepts grading from 2.0 to 116.0 grams per tonne, typically over 0.3 metre widths.  In 2007, Claude completed 51 holes totaling 13,300 metres, testing the system to depths in excess of 350 metres.  Results included composite intervals of 16.66 grams per tonne over 1.80 metres, 12.08 grams per tonne over 6.05 metres and 9.06 grams per tonne over 3.55 metres.  The mineralized vein system was intercepted over a strike length of 165 metres, although high-grade intercepts appear to have relatively limited continuity.

Subsequent to the Treasure Box program, drilling prioritized testing the contacts of the main ultramafic body for the up-plunge expression of high grade Zone 8 mineralization.  This zone was discovered and mined in the 1970’s on the 22nd to 27th level.  It is characterized by quartz veining and flooding associated with tremolite-talc altered mafic/ultramafic rocks and has many similarities to other high grade deposits in the Red Lake area, notably at Goldcorp’s Red Lake Mine Complex.

In the Russett South area, a 22 hole drill program tested 600 metres of the mafic/ultramafic contact.   The program resulted in the discovery of significant gold mineralization, 29.08 grams per tonne over 2.0 metres, that is open at depth and along strike to the south. Six hundred metres south of the Russett South area, the Company drilled 19 holes for 10,600 metres testing the Fork Zone target area.  The program expanded the strike length of mineralization to 270 metres, intercepting mineralization ranging from 2 to 13 grams per tonne over 1.0 metre to 2.0 metre widths.  The results were consistent with those reported by Goldcorp in 2003. Gold mineralization within the Fork Zone comprises sulphidized quartz-veins variably associated with actinolite-biotite-garnet altered basalt in proximity to the ultramafic contact.  Mineralization remains open along strike in both directions and down plunge.

In 2008, 47,210 metres of surface drilling on the Madsen Properties in the Red Lake camp focused on testing two advanced targets and four grassroots targets. Exploration drilling continued to test the Fork Zone target. Fifty-five drill holes were completed during 2008, with the potential of the system highlighted by drill intercepts including 17.32 grams per tonne over 10.33 metres and 31.03 grams per tonne over 2.70 metres. The mineralized shear system has been intercepted over a strike length in excess of 450 metres and remains open along strike and at depth.

At the Starrett Olsen Mine the potential of the footwall environment was demonstrated during 2008 by the discovery of several, narrow high-grade vein systems that returned intercepts of 185.62 grams per tonne over 0.41 metres, 26.85 grams per tonne over 0.58 metres and 21.25 grams per tonne over 1 metre.  The mineralized structures hosting the intercepts are between 100 and 250 metres in the footwall of the Starratt Olsen historic infrastructure and show strong similarities to the historic 8 Zone style mineralization.

In addition to the advanced targets, Claude also tested four grassroots and/or conceptual targets during 2008. The Russett South, Hasaga Shoots, Polymetallic and 8 Zone up-plunge targets were tested with 16 holes for 11,380 metres. Drilling of the Russett South, Hasaga and the Polymetallic zones failed to produce any significant assays - further testing of these zones will be deferred. In conjunction with surface exploration activities, rehabilitation and dewatering of the Madsen Mine shaft was initiated in July of 2007.  Access to the 10th level, as a platform for exploration drilling was achieved during the third quarter of 2008 and Phase I of the underground drill program was initiated in December.  The primary target of the underground program is the plunge and strike continuity of the 8 Zone.

Claude Resources Inc. – 2010 Annual Information Form

During 2009, exploration drilling focused on Phase I of the 8 Zone underground drill program.  Initiated from the 10th level in December 2008, the directional-drilling program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system.  Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 137 metres below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. Historic high grade drill results were verified with the return of 141.80 grams per tonne over 0.95 metres (4.14 ounces per ton over 3.12 feet) and 127.12 grams per tonne over 0.75 metres (3.71 ounces per ton over 2.46 feet).  Step-out drilling to the east and west confirmed the development of favorable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west

Table 1:  Highlights from Phase I 8 Zone drill program at the Madsen Mine, Ontario.

Hole ID	From (m)	To (m)	Au (g/t)	Length (m)	Au (oz/ton)	Length (ft)	VG Noted
MUG-08-01	883.00	883.75	127.12	0.75	3.71	2.46	✓
MUG-09-02b	891.25	891.70	21.52	0.45	0.63	1.48	✓
MUG-09-03 (incl)	915.40	917.89	33.39 58.18	2.49 1.25	0.97 1.70	8.17 4.10	✓ ✓
MUG-09-04 (incl)	909.55	917.45	25.77 141.80	7.90 0.95	0.75 4.14	25.92 3.12	✓ ✓
MUG-09-05 (incl)	943.51	946.90	24.30 62.09	3.39 1.22	0.71 1.81	11.45 4.00	✓ ✓

In addition to Phase I of the 8 Zone underground drill program, surface exploration also continued to test the Apple and Fork Zone targets. The Apple target consists of an extension of the Austin and McVeigh Tuff horizons northeast of the Madsen Shaft.  The Fork Zone is located mid-way between the Starratt-Olsen and Madsen Mines.  The target comprises two sub-parallel, moderately, southeast-dipping shear systems that host southwest plunging ore-shoots.  The mineralized shear system has been intercepted over a strike length in excess of 450 metres and remains open along strike and at depth.  Assay results from the 2009 programs are being integrated with historic results, with further surface testing initiated in 2010.

Following 20 months of compilation of historic data, SRK finalized a NI 43-101 Mineral Resource evaluation for the Madsen Mine. This mineral resource evaluation was based on historical exploration and mining data, Phase I underground drilling as at September 27, 2009 and geological and resource modeling.  The resource evaluation was undertaken on four separate zones, the Austin, the South Austin, the McVeigh and the 8 Zone. The NI 43-101 Technical Report was filed on January 20, 2010.

Table 2: Consolidated Mineral Resource Statement* for the Madsen Mine, Ontario.
Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)
Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	Zone 8		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	Zone 8		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000
*Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S. $1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

Claude Resources Inc. – 2010 Annual Information Form

Recent Exploration Results

During 2010, exploration drilling focused on testing the extension of the Austin Tuff east of the Madsen shaft, the depth continuity of the Starratt Olsen Deposit and the depth continuity of the McVeigh Tuff.

At Austin East, an extension of the Austin Tuff, an 18 hole program encountered weak to strong, tuff-style mineralization in multiple zones in all holes.  Results of the program proved continuity of tuff-style mineralization proximal to existing infrastructure.  Assay results will be included in future resource calculations and will be used as a guide for further drill programs.

Mining at Starratt-Olsen ceased in 1956 at a depth of approximately 2,000 feet.   Historic drilling shows continuity of the system at depth. The ore shoots are interpreted to be the strike extension of the Austin and McVeigh tuffs, three kilometres to the southwest.  During the second and third quarters, four holes were completed testing the plunge continuity of the shoots.  Assays returned results consistent with historic mining widths and grade and will be used in planning future exploration.

Initiated from the 10th level in December of 2008, the Phase I underground program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system.  Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. See Table 1 for highlights of Phase I of the 8 Zone drill program.  Step-out drilling to the east and west confirmed the development of favourable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west.  Phase II of the underground 8 Zone drill program is planned to initiate from the 16th level in the first quarter of 2011.

The Company’s Madsen shaft de-watering and rehabilitation program remains a top priority for Management.  In the first quarter of 2010, there was an unexpected fall of ground within the Madsen shaft that delayed the mine de-watering schedule.  During the third quarter, repairs to the shaft compartments were safely completed to below the 16th level, allowing access to develop the 16th level exploration drift; de-watering is continuing in 2011 and is approximately 100 feet below the 16th level.  The 8 Zone Trend hosts the past-producing 8 Zone and is highly prospective for future high grade discoveries. The 16th level provides the ideal drill platform to explore both at depth as well as the strike potential of this 8 Zone Trend. In January 2011, excavation work commenced on the first diamond drill chamber with the chamber expected to completed in the first quarter of 2011.  At this point, the Phase II underground drill program on the 8 Zone Trend at Madsen will begin.  Construction of a second diamond drill chamber is anticipated during the second quarter of 2011.

Claude Resources Inc. – 2010 Annual Information Form

Russett Lake
Madsen Shaft
Mill Complex
Confederation Assemblage
McVeigh Tuff
Austin Tuff
16 Level
Balmer Ultramafic Sequence
Balmer Mafic Sequence
Madsen Mine Trend
8 Zone Trend
8 Zone
Flat Lake Howey Bay Deformation Corridor
1500 Meters
5000 Feet
Kilalla Baird Batholith
Schematic Cross Section Madsen Mine
Claude Resources Inc.
Discovering. Developing. Delivering.
300 Meters
1000 feet

Figure 3: Madsen Mine Cross Section

Madsen Properties Future Work Programs

In 2011, the drill program plans to continue with Phase II underground drilling on the 8 Zone plunge and strike extensions as well as surface drilling on the Apple, Starratt Olsen Footwall, Russett Lake and 8 Zone up-plunge targets.

Drilling is planned to initiate early in the second quarter of 2011, with a total of 19,000 metres planned from two underground drill chambers established on the 16th level.

Mine Details

Madsen purchased the 750 tonne per day Dona Lake mill, including the semi-autogenous grinding and carbon-in-pulp circuits, from Placer Dome in 1994. In 1996, Madsen transported the various modules to Red Lake and erected the mill on a new site immediately south of the Madsen headframe.

The mill consists of a single stage crushing circuit and a two stage grinding circuit, which is then followed by cyanide leaching.  The leached gold is collected in a carbon-in-pulp circuit which is subsequently stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning.  The product from electrowinning is refined into dore bars in an induction furnace.  Ontario Hydro supplies power via overhead lines at 44KV to a step-down transformer at the Madsen Mine.

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen Properties in the amount of $0.7 million.  As security for these letters of credit, the Company has provided investment certificates in the same amount.  In 2011, the Company will submit an updated decommissioning plan for the Madsen Properties.  At this time, the Company is unable to determine the financial impact.

Claude Resources Inc. – 2010 Annual Information Form

Amisk Property

The Amisk Property, totaling 13,800 hectares, is a gold exploration property located in the province of Saskatchewan 20 kilometres southwest of Flin Flon, Manitoba.  Access to the property is via air, water or winter ice road from Flin Flon. The property consists of 85 mineral dispositions in the Amisk area. Some of the mineral dispositions have immaterial Net Profits Interest royalties.

The property is at the exploration stage and is currently without economic ore reserves. Therefore, the current operations on the property consist of an exploratory search for mineable deposits of ore.

AMISK LOCATION

How Acquired

Husky and a predecessor company of Cameco entered into an agreement effective November 1, 1987 whereby a joint venture (the "Amisk Joint Venture") was established to prospect for and locate minerals within the Amisk property. Each of Husky and Cameco had a 50 percent participating interest in the Amisk Joint Venture.

In October of 1995, Claude entered into an option agreement (the "Amisk Lake Option Agreement") with Husky and Cameco, whereby it could earn and acquire a 35 percent participating interest in the Amisk Joint Venture by spending an aggregate of $2.5 million on the property by October, 1999. Claude has spent approximately $3.4 million on this property and has earned a 35 percent participating interest under the Amisk Lake Option Agreement.

Late in 2009 the Company reevaluated the potential of the Amisk Gold Project and acquired the  interests held by Cameco and Husky in early 2010.  Subsequently, the Company then finalized a sale agreement with St. Eugene Mining Corporation Limited (“St. Eugene”) to sell to St. Eugene a 35 percent interest in the property.  Claude is the operator of a 65:35 Joint Venture with St. Eugene.

Claude Resources Inc. – 2010 Annual Information Form

Regional and Property Geology

The Amisk Gold Property area lies within the Laurel Lake Rhyolite Complex within the Flin Flon-Snow Lake Greenstone Belt. The known mineralization on the property is confined to the complex where deformation has influenced its present distribution and orientation.

Precious metal mineralization is part of a synergistic hydrothermal event. The observed vein mineralogy consists of pyrite and quartz, along with copper, lead, zinc, and antimony sulphides, small quantities of bismuth and antimony tellurides with quartz and carbonate minerals. Sericite-muscovite alteration occurs in the wallrock, forming an envelope about the sulphide dominant mineralization. Quartz veins on the property have been observed to be deformed, boudinaged and folded, which is consistent with the overall deformation style.

Previous Exploration History

Free gold was discovered in quartz veins on the northwest shore of Amisk Lake in 1913. Since then, many claims have been staked at different times covering various parts of the area. Exploration activity in the area remained somewhat sporadic and geophysically-oriented for base metals until Saskatchewan Mining Development Corporation (a predecessor of Cameco) began assembling a land package through staking and options in the late 1970s. Cameco continued with geophysical and geochemical programs which resulted in the discovery of gold on the Laurel Lake property and on a number of other significant gold showings in the area prior to the programs being suspended in 1989.

Claude Resources Inc. – 2010 Annual Information Form

In the first three years of its option, Claude completed four phases of diamond drilling totaling 18,000 metres in 57 holes as well as geological mapping during the summers of 1997 through 1999. In 2000, Claude conducted mapping and prospecting of those claims to fulfill assessment obligations. This field program resulted in the discovery of a gold-bearing shear system on Lookout Island that required follow-up.

In 2001, work programs on the Amisk property focused on meeting assessment requirements as part of the option agreement obligations.   In 2002, field crews mapped and resampled the margins of the Laurel Lake rhyolite dome.  The work confirmed the existence of elevated gold values as discontinuous stockwork fractures proximal to the rhyolite’s margins.  The program also included further stripping/sampling of the Lookout Island gold-bearing shear system and two silicified/pyritized corridors south of the Laurel Lake zone on Hyslin Bay.

There had been no field work done on the Amisk Property from 2003 to 2009.

Recent Exploration Results

During 2010, a 5,600 metre, 21 hole drill program on the Amisk Gold Project was completed.  The program tested the extensions of the Amisk Gold Deposit as well as validated historic drill data in the core of the deposit.  Table 3 presents results from the 2010 Amisk Gold Project winter drill program.  All of the 11 holes from the winter drill program intersected mineralization and successfully confirmed near-surface, potentially bulk-mineable gold and silver mineralization.  A significant number of the holes ended in mineralization.

Table 3: Intercepts from the 2010 Amisk Gold Project Winter Drill Program

HOLE-ID	Easting	Northing	Az/Dip	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)

AL-10-271	9648	5045	180/-55	190.73	200.30	9.57	1.02	5.4
AL-10-272	9726	5151	180/-55	196.02	212.10	16.08	1.24	15.2
AL-10-273	9654	5223	180/-55	300.65	334.95	34.30	0.49	2.9
AL-10-274	9783	5102	180/-45	23.50	29.45	5.95	3.32	7.5
			incl	28.00	29.45	1.45	11.83	20.4
AL-10-274	9783	5102	180/-45	106.80	189.30	82.50	0.72	6.8
			incl	187.30	188.10	0.80	16.44	145.6
AL-10-275	9921	4925	64/-45	10.65	45.50	34.85	2.91	4.3
			incl	12.18	13.00	0.82	13.27	8.0
			incl	15.27	16.11	0.84	39.22	15.2
			incl	32.00	33.00	1.00	28.89	26.5
AL-10-276	10004	5097	180/-65	39.60	92.60	53.00	0.55	3.3
AL-10-276	10004	5097	180/-65	97.10	193.30	96.20	1.05	7.8
			incl	175.55	177.05	1.50	9.76	20.1
AL-10-277	10002	5097	215/-65	22.90	260.30	237.40	0.98	8.5
			incl	126.90	128.80	1.90	9.99	86.8
			incl	211.60	214.60	3.00	13.29	56.6
AL-10-278	9976	5059	180/-45	11.30	98.00	86.70	1.03	6.0
			incl	44.00	46.00	2.00	14.94	4.4
AL-10-279	9978	5059	215/-45	10.40	129.50	119.10	0.92	5.1
			incl	23.70	25.20	1.50	13.12	14.7
AL-10-280	9932	5009	180/-45	10.55	43.25	32.70	0.86	4.0
AL-10-281	9944	5082	180/-65	6.14	56.98	50.84	0.80	4.7
AL-10-281	9944	5082	180/-65	87.14	249.00	161.86	1.29	8.0
			incl	112.67	114.23	1.56	10.44	13.1
			incl	195.00	203.81	8.81	8.41	42.8
			incl	211.64	215.74	4.10	8.08	13.7

Note: Intervals noted are intercepted width not true wide, have been calculated using a 0.3 g/tonne cut-off and are uncut.  They may include internal dilution.

Claude Resources Inc. – 2010 Annual Information Form

Based on the positive results from the second quarter drill program, a summer program that included the sampling of greater than 22,000 metres of historic core, was undertaken.  Historic exploration considered underground mining only; as such, only high grade intervals had been sampled.  Subsequent sampling of this drill core during 2010 confirmed grade continuity expanded the mineralized system and yielded 244 composite intervals greater than a 20 gram metre produced from the 278 historic drill holes.  Highlights of up to 241 metres at 2.16 grams of gold per tonne and 18.9 grams of silver per tonne are presented below in Table 4.

Table 4: Highlights of historic drill results from the Amisk Gold Deposit

HOLE-ID	Easting	Northing	Az/Dip	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Unsampled intervals

AL96-219	9800	5175	183/-48	9.00	250.00	241.00	2.16	18.9	1.62
			incl	9.00	13.00	4.00	4.20	21.7	0.00
			incl	236.00	239.00	3.00	129.87	1081.1	0.00
AL8-176	9938	5075	158/-65	5.80	178.92	173.12	2.29	14.1	2.80
			incl	18.50	19.75	1.25	176.90	1229.9	0.00
			incl	29.80	30.80	1.00	29.90	51.0	0.00
			incl	99.00	100.00	1.00	43.92	164.6	0.00
AL8-159	9938	5075	180/-66	106.00	159.50	53.50	6.86	21.4	6.00
			incl	142.00	155.50	13.50	24.95	68.8	0.00
AL6-44	10000	5125	180/-45	30.00	227.69	197.69	1.69	15.2	5.80
			incl	142.00	160.25	18.25	11.08	101.0	0.00
AL5-05	9996	4949	180/-45	29.26	79.55	50.29	5.64	10.3	10.61
			incl	29.26	34.75	5.49	42.30	52.4	0.00
			incl	75.64	79.55	3.91	9.17	12.5	0.00
AL7-096	10002	4938	360/-55	33.61	175.97	142.36	1.81	7.9	0.00
			incl	56.63	57.13	0.50	23.35	134.1	0.00
			incl	105.80	111.06	5.26	26.60	71.4	0.00
AL97-259	10200	5075	270/-50	205.30	361.78	156.48	1.58	8.4	0.00
			incl	253.00	254.00	1.00	76.55	340.0	0.00
			incl	273.00	274.00	1.00	34.80	73.0	0.00
AL6-54	9675	4975	180/-45	10.10	83.50	73.40	3.23	19.7	0.00
			incl	15.00	17.00	2.00	10.56	79.5	0.00
			incl	59.25	60.25	1.00	50.91	329.3	0.00
			incl	73.00	74.30	1.30	44.23	139.2	0.00
AL96-243	9751	5299	183/-50	293.50	396.00	102.50	2.22	7.2	3.06
			incl	327.00	346.00	19.00	8.20	14.9	0.00
AL3-06	9607	4905	94/-45	22.36	107.00	84.64	2.55	7.0	0.00
			incl	49.06	50.50	1.44	75.79	119.1	0.00
AL7-108	9980	5174	171/-45	116.00	236.50	120.50	1.79	5.1	0.00
			incl	163.25	164.25	1.00	24.79	42.9	0.00
			incl	180.25	182.75	2.50	20.24	48.0	0.00
			incl	211.25	211.75	0.50	152.57	68.9	0.00

Claude Resources Inc. – 2010 Annual Information Form

HOLE-ID	Easting	Northing	Az/Dip	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Unsampled intervals

AL7-089	9975	5075	180/-45	10.10	161.56	151.46	1.34	6.2	2.20
			incl	109.69	111.69	2.00	12.36	58.0	0.00
			incl	144.03	145.03	1.00	81.60	181.0	0.00
AL7-123	9975	5063	180/-46	11.41	158.90	147.49	1.37	8.2	4.07
			incl	40.00	51.00	11.00	7.80	4.7	0.00
			incl	65.50	66.50	1.00	10.53	69.0	0.00
AL98-263	9825	5300	180/-50	310.00	398.40	88.40	1.94	7.3	0.00
			incl	382.30	389.30	7.00	18.33	44.3	0.00
AL8-150	10000	5150	180/-45	25.95	193.70	167.75	1.02	6.1	0.00
			incl	34.00	36.00	2.00	11.69	29.2	0.00
			incl	164.60	167.10	2.50	16.69	108.3	0.00
AL6-37	9974	5058	180/-45	30.25	149.80	119.55	1.40	4.6	2.89
			incl	78.40	79.40	1.00	49.44	56.2	0.00
AL7-124	10000	5063	180/-48	31.20	123.00	91.80	1.81	11.2	0.00
			incl	39.00	42.00	3.00	7.42	53.4	0.00
			incl	93.00	94.50	1.50	15.43	35.8	0.00
			incl	101.25	103.25	2.00	7.27	28.5	0.00
			incl	117.75	118.25	0.50	40.80	142.3	0.00
AL96-232	9771	5251	187/-48	213.00	379.00	166.00	0.98	5.9	0.00
			incl	295.95	301.80	5.85	14.02	49.4	0.00
AL7-084	10025	5088	180/-45	24.16	153.93	129.77	1.24	9.4	0.55
			incl	24.66	25.16	0.50	21.02	153.6	0.00
			incl	89.40	90.40	1.00	29.35	102.2	0.00
AL9-203	9800	5275	180/-45	236.42	380.50	144.08	1.10	10.0	1.44
			incl	376.48	377.48	1.00	48.10	223.7	0.00
AL8-151	9995	4875	58/-45	33.95	75.29	41.34	3.66	19.5	0.00
			incl	61.33	67.33	6.00	20.39	73.3	0.00
AL3-15	9922	4925	64/-45	14.40	211.00	196.60	0.75	1.6	1.13
AL7-105	9950	5075	180/-46	11.18	132.70	121.52	1.20	4.1	0.85
			incl	132.20	132.70	0.50	141.60	30.0	0.00
AL6-43	9975	5100	180/-46	6.53	168.08	161.55	0.89	4.9	0.00
			incl	161.58	162.58	1.00	11.35	9.7	0.00
AL97-255	9875	5126	182/-50	3.79	203.00	199.21	0.71	6.4	0.00
			incl	188.00	192.00	4.00	9.20	23.5	0.00

These results with geological compilation and modeling outline an extensive, bulk-mineable gold system.  The system remains open along strike to the northeast, southwest, southeast and down-dip.

Based on the success of the 2010 winter drill program and the summer historic core sampling, the Joint Venture approved and completed a 3,300 metre drill program that expanded the strike and dip extensions of the Amisk Gold Deposit.

Combined with results from the summer historic core sampling program, 2010 drilling has expanded the mineralized system to a strike length of 500 metres, width of 400 metres and depths of 400 metres.  On February 17, 2011, Claude released a NI 43-101 compliant resource calculation which included results of all drilling to date, inclusive of historic core.  The independent Mineral Resource statement was completed by SRK and is outlined  in Table 5. An NI 43-101 Technical Report in support of the Mineral Resource statement will be SEDAR filed on or before April 1, 2011.

Claude Resources Inc. – 2010 Annual Information Form

Table 5: Consolidated Mineral Resource Statement* Amisk Gold Project, Saskatchewan, February 9, 2011.
Resource Class	Quantity (000’s tonnes)	Grade (g/tonne)			Contained Ounces (000’s)
		Au	Ag	Au Eq	Au	Ag	Au Eq
Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645
*Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of eight-seven percent, overall ore mining and processing costs of U.S.$15 per tonne and overall pit slope of fifty degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Claude Resources Inc. – 2010 Annual Information Form

Amisk Property Future Work Programs

Claude will focus on expansion of the open pit resource, preliminary metallurgical, engineering and economic studies as well as evaluation of the underground potential, in 2011.

Other Mineral Properties

The Company currently holds interests in other exploration properties located in northern Saskatchewan.  The majority of these properties are in close proximity to the Company’s core property, the Seabee Operation.  The Company considers these properties to be secondary to those described above and has planned little or no expenditures on these properties in the foreseeable future.  None of these properties contain any known economic body of ore.  As the properties remain in good standing, Management intends to retain their interest and will re-evaluate their exploration plans for them as market conditions warrant and as funds become available.

Sampling and Analysis of Exploration Drill Holes

As a detailed description of each hole is logged, including detailed documentation of rock quality and core recovery, any zones of potential mineralization are marked off for sampling, together with three to five samples in both the hanging and foot walls.  Samples are of one metre width, although 0.3 metre widths are taken in places for geological interpretation purposes.

Samples are chosen based on geology.  Lode gold mineralization in the greenstone belts currently explored by Claude have shown through numerous exploration programs carried out by the Company to have the economic concentrations of gold located within the visually identifiable quartz-carbonate-sulphide bearing dilation or shear zones within the host rocks.  However, field geologists are also trained to sample any other interval in the core that may have mineralization associated with it, such as simple increases in sulphide mineral content or quartz veining not associated with a known zone.

Once the drill hole has been logged and marked for assay, the core is transferred to the core splitting facility and the selected sections are split by an electric pneumatic splitter (in rare cases a saw is used), bagged and sealed using strict cleanliness guidelines.  These sealed and labeled bags are then put into large tubs or sacks that are then sealed with security tags for transport to the approved offsite laboratory.

The Quality Assurance program provides the Company with the degree of certainty required to use the resulting data as the basis for further exploration and development.  It involves the routine placement of control samples to monitor the performance of the laboratories used by Claude, all of which are ISO approved.  Each batch of samples that goes into a laboratory’s furnace has at least one known powder from a suite of standards purchased from recognized laboratories, resulting in a frequency of 1 in 20, or 5 percent.  A “blank” sample of a coarse-grained quartz-rich rock is inserted after every sample containing the occurrence of visible gold.   During any “definition drilling” program for the calculation of a mineral resource, then a frequency of one control sample in every 10 samples is used, with a blank following any occurrence of visible gold.  Pulp duplicates are run every tenth sample by the laboratory.

The Quality Control program reviews results from the above control samples and makes the required decisions to either accept the data from each individual batch or to reject the data and request a re-run of a batch.    A batch is rejected if the result for the standard exceeds the tolerance of the 95 percent confidence level stated on the certificates that accompany each standard.  Regarding the coarse-grained “blanks”, a batch is rejected if the result is more than 3 times the detection limit of the laboratory.  Regarding the pulp duplicates, the failure trigger is not as clear-cut due to the lode-gold nature of the mineralization.  However batches will start to be considered for re-run where the duplicates are greater than ±10 percent.

Security of Samples

Drill core is monitored from the moment it is taken out of the ground until it is split and the samples are delivered to the laboratory door.  Unauthorized personnel are not permitted access to the drill machines or the core logging and splitting facilities.  Samples split for assay are double-bagged within the splitting facility with coded security tags and the laboratory receiving the samples report any tags that are broken or any sample bags that appear to have been tampered with.

Claude Resources Inc. – 2010 Annual Information Form

Item 4  Dividends

4.1      Dividends

The Company has not paid dividends on its common shares in the past and does not expect to pay dividends in the near future.  The present policy of the Company is to retain any future earnings for use in its operations and expansion of its business.

Item 5   Description of Capital Structure

5.1	General Description of Capital Structure

As of December 31, 2010, the authorized capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares, each issuable in series.  There were 138,913,329 common shares issued and outstanding as of December 31, 2010, the end of the Company’s most recent fiscal year.  No first or second preferred shares were issued and outstanding as of that date.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

Item 6   Market for Securities

6.1	Trading Price and Volume

The Company’s common shares are publicly traded on the Toronto Stock Exchange (“TSX”) under the trading symbol “CRJ” and on the NYSE Amex (formerly the American Stock Exchange) under the trading symbol “CGR”.  The following table sets forth the reported high and low closing bid prices and aggregate volume of trading of the Company’s common shares on the TSX for the twelve months ending December 31, 2010:

Claude Resources Inc. – 2010 Annual Information Form

Common Shares
Toronto Stock Exchange

	Canadian Dollars
2010	High	Low	Total Volume
December	$2.30	$1.54	32,913,300
November	$1.82	$1.56	10,245,100
October	$1.63	$1.49	9,743,500
September	$1.63	$1.24	10,123,700
August	$1.27	$1.08	3,573,300
July	$1.13	$1.02	2,523,600
June	$1.22	$1.09	2,509,000
May	$1.29	$1.06	6,293,400
April	$1.33	$1.15	4,503,000
March	$1.17	$1.00	5,205,600
February	$1.16	$0.98	4,367,500
January	$1.32	$1.04	6,994,800

The following table sets forth the reported high and low closing bid prices and aggregate volume of trading of the Company’s common shares on the NYSE Amex for the twelve months ending December 31, 2010:

NYSE Amex

	US Dollars
2010	High	Low	Total Volume
December	$2.30	$1.53	15,366,800
November	$1.82	$1.51	9,791,700
October	$1.59	$1.45	7,674,100
September	$1.58	$1.20	10,233,200
August	$1.19	$0.98	3,060,900
July	$1.09	$0.98	3,059,600
June	$1.21	$1.03	4,011,700
May	$1.26	$1.01	7,501,300
April	$1.33	$1.15	7,338,900
March	$1.13	$0.97	5,739,800
February	$1.10	$0.92	4,126,300
January	$1.27	$0.97	5,820,200

Warrants

The warrants are listed and posted for trading on the TSX under the symbol “CRJ.WT”.  The following table sets forth the reported high and low closing bid prices and aggregate volume of trading of the Warrants on the TSX for the twelve months ended December 31, 2010:

2010	High	Low	Total Volume

December	$1.00	$0.52	764,300
November	$0.60	$0.49	81,100
October	$0.60	$0.37	50,700
September	$0.60	$0.50	41,600
August	$0.60	$0.40	57,800
July	$0.56	$0.56	6,000
June	-	-	-
May	$0.60	$0.45	21,700
April	$0.60	$0.50	25,000
March	$0.70	$0.60	13,800
February	$0.65	$0.40	29,500
January	$0.65	$0.62	40,600

Debentures

The debentures are listed and posted for trading on the TSX under the symbol “CRJ.DB”.  The Debenture traded once during the year, February 9, 2010, at $100.50 with total volume of 84,000.

Item 7  Directors and Officers

7.1  Name, Occupation and Security Holdings

The names, municipality of residence, positions with the Company and principal business activities outside the Company of the Directors of the Company as at December 31, 2010 are set forth below:

Name and Municipality of Residence	Positions Held	Director/Officer Since	Principal Occupation
Josef Spross, P.Eng (3)(4)(5) Saskatoon, SK	Director, Chairman of the Board	2006	Businessperson
A. Neil McMillan Saskatoon, SK	Director, President and CEO	1996	President and CEO of Claude

Claude Resources Inc. – 2010 Annual Information Form

Ronald J. Hicks, C.A.(1)(2)(3) Saskatoon, SK	Director	2006	Chartered Accountant
Ted J. Nieman(1)(2)(3) Saskatoon, SK	Director	2007	Senior Vice President, Canpotex Limited
J. Robert Kowalishin, P.Eng(1)(4)(5) Saskatoon, SK	Director	2007	Businessperson
Ray A. McKay(2)(3)(4)(5) La Ronge, SK	Director	2007	Businessperson
Rick Johnson, C.A. Saskatoon, SK	Chief Financial Officer	2004	Chief Financial Officer of Claude
Philip Ng, P.Eng Saskatoon, SK	Vice President, Mining Operations	2007	Vice President, Mining Operations of Claude
Brian Skanderbeg, P.Geo. Saskatoon, SK	Vice President, Exploration	2008	Vice President, Exploration of Claude

Note:	(1)	Member of the Audit Committee.
	(2)	Member of the Human Resources & Compensation Committee.
	(3)	Member of the Nominating & Corporate Governance Committee.
	(4)	Member of the Safety, Health & Environmental (SHE) Committee.
	(5)	Member of the Reserves Committee.

All of the directors and officers of Claude have been engaged for more than five years in their present principal occupations, office or executive positions except for:  Mr. Spross, who was appointed to the Board August 3, 2006 and became Chairman December 31, 2006; Mr. Hicks, who was appointed to the Board on May 9, 2006; Mr. Kowalishin, who was appointed to the Board March 29, 2007; Mr. McKay, who was appointed to the Board on May 8, 2007; Mr. Ng, who from August 2002 to November 2006 was the Chief Mine Engineer at the Coleman Mine in Sudbury, Ontario; and Mr. Skanderbeg who from: 2003 to 2005 was a geologist with Vale Inco at the Coleman Mine in Sudbury, Ontario,  2005 to 2007 was a Senior Geologist with Helio Resource Corp. in Namibia, and in 2007 was Exploration Manager with Claude.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.

Effective January 1, 2011, Ms. Rita Mirwald was appointed to the Board of Directors.  Effective March 1, 2011, Mr. Josef Spross retired as Director and Chairman of the Board; Mr. Ted Nieman has assumed the role of Chairman.

Certain of the directors serve as directors of other public companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in conflict will declare his interest and abstain from voting on such matter.

Executive officers are recommended by the Chief Executive Officer and approved by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.

Directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 743,495 of the common shares outstanding at December 31, 2010, being less than one percent of the issued and outstanding common shares of the Company.

Claude Resources Inc. – 2010 Annual Information Form

Item 8  Transfer Agent and Registrar

8.1	Transfer Agent and Registrar

The Company’s transfer agent and registrar is Valiant Trust Company, located at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Item 9  Material Contracts

9.1        Material Contracts

The Company, other than the Debenture and Red Mile transactions outlined in detail under “General Development of Business” on page 11 and “Property Royalties” on page 21, respectively, has no material contracts other than those entered into in the ordinary course of business.

Item 10  Interests of Experts

10.1	Names of Experts

SRK Consulting (Canada) Inc., Suite 2100 - 25 Adelaide Street East, Toronto, Ontario M5C 3A1, has provided the Company with an independent NI 43-101 Technical Report for the Madsen Mine.  As well, SRK provided the Company with an independent NI 43-101 mineral resource evaluation, with an effective date of February 9, 2011, for the Amisk Gold Project.

10.2	Interests of Experts

The Company has no knowledge of registered or beneficial interests held directly or indirectly by the experts named in section 10.1 in any securities or other property of the Company.

Item 11  Audit Committee

11.1      Audit Committee Charter

Attached as Appendix A is the Charter of the Company’s Audit Committee.

11.2      Composition of the Audit Committee.

Members of the Audit Committee are:  Ronald J. Hicks, CA (Chair), Ted J. Nieman, and J. Robert Kowalishin.  Each member of the Audit Committee is independent and financially literate.

11.3	Relevant Education and Experience

Name	Principal Occupation and Biography
Ronald J. Hicks, C.A. (May 2006)
Ronald J. Hicks is a member of the Institute of Chartered Accountants of Saskatchewan (“ICAS”).  He joined Deloitte & Touche LLP in 1959 and was admitted to partnership in 1977 until his retirement in August 2000.  In 2004, Mr. Hicks received the Distinguished Community Service Award from ICAS.   He is currently a Director, Ducks Unlimited Canada and is on the Governance Committee. In his career, he has served as director with Dickenson Mines Limited, Kam Kotia Mines Limited, Saskatchewan Government Insurance and Prairie Malt Limited.  Mr. Hicks served as Chairman of the Saskatchewan Roughrider Football Club (Saskatoon Committee), Ducks Unlimited (Saskatoon Committee), ICAS Public Practice Review and Appraisal Committee and Admissions Committee.  Ron became a Director of Claude in 2006.

Claude Resources Inc. – 2010 Annual Information Form

Ted J. Nieman, B.A., LLB (January 2007)
Ted J. Nieman began his career with the law firm of Estey, Robertson, Muzyka, Beaumont, Barton & Bell in Saskatoon, Saskatchewan, Canada in 1973.  In 1993, Mr. Nieman joined Canpotex Limited (“Canpotex”), the offshore marketing company for Saskatchewan potash producers, as General Counsel and Corporate Secretary.  In 1995, he was appointed Vice President and in 2001 he was appointed Senior Vice President.  He is a current member of the Canpotex Executive Management Group, and is a member of the board of directors of all Canpotex subsidiaries and affiliates.  Ted became a Director of Claude in 2007.

J. Robert Kowalishin, P.Eng. (March 2007)
J. Robert Kowalishin retired after a 42 year career with the Trane Company, a division of American Standard. He has held senior management positions in Canada and the United States, most recently District Manager of Trane's Ontario operations based in Toronto, Ontario.  Previous to that, he served as Franchise Holder in Saskatoon (1972-1995), and Regional Manager responsible for Canada and northeastern United States.  After retirement, he was a consultant and adviser to Trane's Leadership Development Program.  Mr. Kowalishin received his Bachelor of Science (Mechanical Engineering) from the University of Saskatchewan in 1962 and is a Life Member of the American Society of Heating, Refrigeration, and Air Conditioning Engineers and a Life Member of the Association of Professional Engineers and Geoscientists of Saskatchewan.  Bob became a Director of Claude in 2007.

11.4       Pre-Approval Policies and Procedures.

The Committee has implemented a policy restricting the services that may be provided by the Company’s external auditors and the fees paid to the external auditors.

11.5	External Audit Service Fees

The aggregate fees for professional services rendered by KPMG LLP for the 2010 and 2009 fiscal years are shown in the table below:

	2010	2009
Audit fees	$289,000	$275,000
Audit related fees(1)	113,000	18,000
Tax fees(2)	21,000	20,000
Total	$423,000	$313,000

(1)
Audit related fees are comprised of KPMG LLP services in respect of accounting consultations regarding financial accounting and reporting standards as well as 2010 short form prospectus and IFRS advisory services.

(2)           Tax fees are comprised of KPMG LLP services in respect of tax compliance.

Item 12  Additional Information

Additional information, including details as to directors’ and officers’ remuneration, indebtedness, principal holders of Claude shares, options to purchase Company shares and interests of insiders in material transactions, if applicable, is contained in the Management Information Circular dated March 25, 2011.  Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2010.

Copies of the above and other disclosure documents may also be examined and/or obtained through the internet by accessing Claude’s website at www.clauderesources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Claude Resources Inc. – 2010 Annual Information Form

APPENDIX A

CLAUDE RESOURCES INC.

Charter of the Audit Committee
of the Board of Directors

I.            Purpose

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibility to the shareholders as they relate to:

•	the integrity of the Company’s financial statements and the Company’s accounting policies, disclosure, internal controls and financial reporting practices;
•	recommending the appointment, compensation and the monitoring of the qualifications, independence and performance of the Company’s external auditors; and
•	maintaining, through regularly scheduled meetings, a line of communication between the Board and the Company’s financial management and external auditors.

II.	Structure and Operations

Composition and Qualifications

The Committee shall be appointed by the Board and shall serve at the pleasure of the Board and for such terms as the Board may determine.  The Committee shall be comprised of three or more Directors (as determined from time to time by the Board), each of whom shall meet the independence and experience requirements of all applicable corporate securities laws and stock exchange listing requirements for audit committee membership.

1.
Each member of the Committee will be a Director who: (a) is not otherwise employed by the Company, and (b) has not been so employed at any time during the three years prior to the time he or she is appointed to the Committee unless otherwise permitted by applicable U.S. and Canadian regulatory standards.

2.	Each member of the Committee will have and maintain independence from management of the Company in accordance with the standards of independence required above.

3.
Except for the undertaking of non-material specific projects unanimously approved by the Board, no member of the Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company other than: (a) director’s fees, which may be received in cash, stock options, or other in-kind consideration ordinarily available to Directors; (b) a pension or other deferred compensation for prior service that is not contingent on future service; and (c) other regular benefits that Directors receive in their capacity as members of the Board or its committees.

4.	Each member of the Committee shall be financially literate (such qualifications interpreted by the Board in its business judgment) with at least one member designated as being a financial expert.

5.	Each member of the Committee shall have accounting or related financial management expertise (such qualifications interpreted by the Board in its business judgment).

6.
No member of the Committee shall serve on the audit committee of more than four public companies (including Claude) unless the Board shall have made a prior determination that such simultaneous service will not impair the ability of the member to effectively serve on the Committee.

Claude Resources Inc. – 2010 Annual Information Form

Organization, Procedures and Powers

1.
The Board shall appoint one member of the Committee as the Chair.  The Chair (or in his or her absence, a member designated by the Chair) shall preside at all meetings of the Committee.  The Chair shall be responsible for leadership of the Committee, including scheduling meetings, preparing agendas and making regular reports to the Board.

2.
The Committee shall have the authority to establish its own rules and procedures, consistent with the bylaws of the Company, for notice and conduct of its meetings should the Committee, in its discretion, deem it desirable to do so.

3.	The Committee shall have the authority to engage independent counsel, independent accountants or other outside advisers as the Committee deems necessary to carry out its duties.

III.           Meetings

The Committee will meet at least four times annually and at such other times as it deems necessary to fulfill its responsibilities.  A majority of the members of the Committee shall constitute a quorum.

1.
The Committee may include in its meetings: (a) members of the Company’s management, (b) representatives of the external auditors, (c) other directors by invitation, or (d) any other personnel employed or retained by the Company.

2.	The Committee may periodically meet with members of the Company’s management in separate executive sessions to discuss any matters that the Committee believes should be addressed privately.

3.
A meeting of the Committee may be convened by the Chair of the Committee, a quorum of the Committee members, or the external auditors.  The Corporate Secretary shall, upon direction of any of the foregoing, arrange a meeting of the Committee.  The Committee shall report to the Board in a timely manner with respect to each of its meetings.

IV.	Responsibilities and Duties

Financial Statements and Published Information

1.
Review with management and the external auditors any items of concern, any proposed changes in major accounting policies, any identified risks and uncertainties, and any issues requiring management judgement, to the extent that the foregoing may be material to financial reporting.

2.
Consider any matter required to be communicated to the Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the external auditors’ report to the Committee (and management’s response thereto) on: (a) all critical accounting policies and practices used by the Company; (b) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (c) any other material written communications between the external auditors and management.

3.
Require the external auditors to present and discuss with the Committee their views about the quality, not just the acceptability, of the implementation of generally accepted accounting principles with particular focus on accounting estimates and judgements made by management and their selection of accounting principles.

4.
Discuss with management and the external auditors (a) any accounting adjustments that were noted or proposed (i.e. immaterial or otherwise) by the external auditors but were not reflected in the financial statements and (b) any material correcting adjustments that were identified by the external auditors in accordance with generally accepted accounting principles or applicable law.

Claude Resources Inc. – 2010 Annual Information Form

5.
Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution.  Resolve disagreements between management and the external auditors regarding financial reporting.

6.	Review with management and the external auditors any off-balance sheet financing mechanisms being used by the Company.

7.
Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

8.	Review any problems experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management.

9.
Review the results of the external auditors’ audit work including findings and recommendations, including the post-audit management letter, and management’s response and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

10.
Review the annual report, including the audited annual financial statements, in conjunction with the report of the external auditors, and related management discussion and analysis, make recommendations to the Board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods.

11.	Review with management and recommend to the Board for approval the Corporation’s Proxy Form, Information Circular, Annual Information Form and Form 40F.

12
Confirm with the Chief Executive Officer and the Chief Financial Officer (and considering the external auditor’s comments, if any, thereon), that the financial statements fairly represent the Company’s financial condition, cash flow and results for the reporting period.

13
Review and recommend to the Board for approval all interim unauditied financial statements and quarterly reports, related interim management discussion and analysis and media releases, before being released to the public.

14.	Review management’s internal control report and the related attestation report of the external auditors when required by Section 404 of the Sarbanes-Oxley Act of 2002.

15.           Review and approve all related party transactions.

Appointment, Retention and Evaluation of External Auditors

1.
The Company’s external auditors shall report directly to this Committee.  This Committee has the direct responsibility to compensate, oversee, and evaluate the external auditors.  The Committee will recommend to the shareholders the appointment, and where appropriate, the replacement of the external auditors.  In connection with its oversight of the external audit activities, the Committee will:

•	At least annually, obtain and review a report by the external auditors describing:

(a)	The external audit firm’s internal quality-control procedures; and

(b)
Any material issues raised by: (i) the most recent internal quality-control review, or peer review, of the firm, or (ii) any inquiry or investigation by governmental or professional authorities, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any issues raised in the reviews described above.

Claude Resources Inc. – 2010 Annual Information Form

•	Annually review and evaluate:

(a)	The experience and qualifications of the senior members of the external auditor team; and

(b)	The performance and independence of the external auditors, including the lead partner of the external audit firm.

•
Review and approve the annual audit plan prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the extent of its scope.  Recommend the Board approve the fees to be paid to external auditors.

•	Periodically meet separately with the external auditors without senior management present.

•	At least annually, present the Committee’s conclusion with respect to its evaluation of the external auditors to the Board. See “External Auditor Review Guidelines”.

Independence of External Auditors

1.
The Committee shall obtain confirmation and assurance as to the external auditors’ independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the external auditors and the Company.  The formal submission should also disclose the amount of fees received by the external auditors for the audit services and for various types of non-audit services.

2.
The Committee shall actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors and take appropriate action in response to the external auditors’ report to satisfy itself of their independence.

3.
The Committee will periodically review, and if necessary, update its policy with regard to the pre-approval for any permitted non-audit services, including a requirement that the Committee approve all non-audit engagements of the external auditors and shall, consistent with that policy, approve the retention of the external auditors to perform such services and the fees for such services, if required by that policy.  The Committee may, in its discretion, delegate to the Chair of the Committee the authority to pre-approve any audit or non-audit services to be performed by the external auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.  See “Pre-Approval Policy”.

4.	Periodically review and, if necessary, update its guidelines for the Company’s hiring of employees and former employees of the external auditors who were previously engaged on the Company’s account.

5.
Discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring partner and any other active audit engagement team partner within the time limits and in such a manner as necessary to prevent the external auditor from being deemed “not independent of the Company”.

Internal Controls

The Committee will review with the external auditors and senior management:

•
The adequacy and effectiveness of the Company’s internal accounting and financial controls, including computerized information system controls and security, and consider any recommendations for improvement of such controls.

•	Major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.

•	Any related significant findings and recommendations of the external auditors together with senior management’s responses thereto.

Claude Resources Inc. – 2010 Annual Information Form

Risk Management

The Committee will meet periodically with senior management to discuss the Company’s policies with respect to risk assessment and risk management.  In doing so, the Committee will review the Company’s major financial risk exposure and the steps management has taken to monitor and control such exposure.

Disclosure Controls

1.
Review quarterly the disclosure controls and procedures, including the certification timetable and related process.  Confirm with the Chief Executive Officer and the Chief Financial Officer the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies in internal controls or any fraud related to management or persons who have a significant role in internal controls.

2.	Approve the appointment and removal of Disclosure Committee Members.

Compliance

1.
Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the corporation personally liable.

2.	Review the findings of any examination by financial or corporate governance regulatory authorities.

3.
Establish procedures for receipt, retention and treatment of complaints received by the Committee regarding accounting, auditing, internal accounting controls, or other matters and the confidential, anonymous submission by employees of concerns regarding these matters.  “See Whistleblower Policy”.

Miscellaneous

The Committee will:

1.
Review the appointment of the Chief Financial Officer and have the Chief Financial Officer report to the Committee on the qualifications of new employees with a financial oversight role (i.e. having oversight of, or direct responsibility for, preparing of financial statements and related information).

2.	Approve the expenses submitted for reimbursement by the Chief Executive Officer or designate the Audit Chair to do the same.

V.	Annual Performance Evaluation

The Audit Committee shall perform a review and evaluation, at least annually, of the performance of the Audit Committee and its members, including a review of adherence of the Audit Committee to this Charter.  In addition, the Audit Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board  any improvements to this Charter that the Audit Committee considers necessary or appropriate.  The Audit Committee shall conduct such evaluation and reviews in such manner as it deems appropriate.

Claude Resources Inc. – 2010 Annual Information Form